SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
From: August 14, 2009
IVANHOE MINES LTD.
(Translation of Registrant’s Name into English)
Suite 654 — 999 CANADA PLACE, VANCOUVER, BRITISH COLUMBIA V6C 3E1
(Address of Principal Executive Offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F- ☐	Form 40-F- ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes: ☐	No: ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .)
Enclosed:
Financial Statements, Notes and MD&A to June 30, 2009
CEO Certification
CFO Certification
Press release

SECOND QUARTER REPORT
JUNE 30, 2009

ITEM 1. Financial Statements

Unaudited Consolidated Balance Sheets as at June 30, 2009 and December 31, 2008

Unaudited Interim Consolidated Statements of Operations for the Three and Six Month Periods ended June 30, 2009 and 2008

Unaudited Interim Consolidated Statement of Shareholders’ Equity for the Six Month Period ended June 30, 2009

Unaudited Interim Consolidated Statements of Cash Flows for the Three and Six Month Periods ended June 30, 2009 and 2008

Notes to the Unaudited Interim Consolidated Financial Statements

ITEM 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

IVANHOE MINES LTD.
Consolidated Balance Sheets
(Stated in thousands of U.S. dollars)
(Unaudited)

	June 30,	December 31,
	2009	2008
		(Note 1 (c))

ASSETS

CURRENT
Cash and cash equivalents (Note 4)	$368,029	$384,110
Accounts receivable	32,973	47,520
Inventories	13,895	16,136
Prepaid expenses	11,853	11,160
Other current assets	144	144

TOTAL CURRENT ASSETS	426,894	459,070

LONG-TERM INVESTMENTS (Note 5)	67,675	55,945
OTHER LONG-TERM INVESTMENTS (Note 6)	21,809	22,301
PROPERTY, PLANT AND EQUIPMENT	215,470	199,281
OTHER ASSETS	6,586	5,605

TOTAL ASSETS	$738,434	$742,202

LIABILITIES

CURRENT
Accounts payable and accrued liabilities	$36,995	$41,103
Amounts due under credit facilities (Note 7)	15,833	15,963

TOTAL CURRENT LIABILITIES	52,828	57,066

CONVERTIBLE CREDIT FACILITY (Note 8)	365,241	349,128
AMOUNTS DUE UNDER CREDIT FACILITIES (Note 7)	34,415	—
DERIVATIVE CONTRACT (Note 9)	—	5,320
DEFERRED INCOME TAXES	11,479	9,512
ASSET RETIREMENT OBLIGATIONS	4,208	3,922

TOTAL LIABILITIES	468,171	424,948

SHAREHOLDERS’ EQUITY

SHARE CAPITAL (Note 10)
Authorized
Unlimited number of preferred shares without par value
Unlimited number of common shares without par value
Issued and outstanding 378,118,128 (2008 — 378,046,013) common shares	1,486,087	1,485,864
SHARE PURCHASE WARRANTS AND SHARE ISSUANCE COMMITMENT (Note 10 (b) and (c))	32,560	32,560
BENEFICIAL CONVERSION FEATURE (Note 8)	28,883	28,883
ADDITIONAL PAID-IN CAPITAL	313,821	293,485
ACCUMULATED OTHER COMPREHENSIVE LOSS (Note 11)	(13,254)	(24,222)
DEFICIT	(1,600,953)	(1,520,008)

TOTAL IVANHOE MINES LTD. SHAREHOLDERS’ EQUITY	247,144	296,562

NONCONTROLLING INTERESTS (Note 12)	23,119	20,692

TOTAL SHAREHOLDERS’ EQUITY	270,263	317,254

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$738,434	$742,202

APPROVED BY THE BOARD:

/s/ D. Korbin D. Korbin, Director	/s/ K. Thygesen K. Thygesen, Director
The accompanying notes are an integral part of these consolidated financial statements.

IVANHOE MINES LTD.
Consolidated Statements of Operations
(Stated in thousands of U.S. dollars, except for share and per share amounts)
(Unaudited)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2009	2008	2009	2008

REVENUE	$10,666	$—	$14,207	$—
COST OF SALES
Production and delivery	(7,515)	—	(10,311)	—
Depreciation and depletion	(1,623)	—	(2,041)	—

COST OF SALES	(9,138)	—	(12,352)	—

EXPENSES
Exploration (Note 2 and 10 (a))	(38,096)	(67,258)	(75,523)	(124,555)
General and administrative (Note 10 (a))	(10,546)	(7,451)	(18,314)	(14,250)
Depreciation	(962)	(1,376)	(1,828)	(2,669)
Mining property care and maintenance	—	(2,722)	—	(4,447)
Accretion of convertible credit facility (Note 8)	(3,512)	(2,460)	(6,946)	(4,048)
Accretion of asset retirement obligations	(33)	(72)	(64)	(239)
Gain on sale of other mineral property rights	3,000	—	3,000	—
Write-down of carrying values of property, plant and equipment	—	(4)	—	(4)

TOTAL EXPENSES	(59,287)	(81,343)	(112,027)	(150,212)

OPERATING LOSS	(48,621)	(81,343)	(97,820)	(150,212)

OTHER INCOME (EXPENSES)
Interest income	678	1,756	1,430	4,666
Interest expense	(4,264)	(4,202)	(9,017)	(7,849)
Foreign exchange gains (losses)	21,741	(1,027)	12,463	(2,367)
Listing fees — SouthGobi	(98)	—	(333)	—
Unrealized gain (loss) on other long-term investments (Note 6)	555	—	(634)	—
Realized gain on redemption of other long-term investments (Note 6)	1,136	—	1,136	—
Gain on sale of equipment	—	911	—	911
Gain on sale of long-term investment and note receivable	—	201,428	—	201,428

(LOSS) INCOME BEFORE INCOME TAXES AND OTHER ITEMS	(28,873)	117,523	(92,775)	46,577
Provision for income taxes	(123)	(760)	(226)	(789)
Share of loss of significantly influenced investees (Note 5)	(3,020)	(709)	(7,798)	(809)

NET (LOSS) INCOME FROM CONTINUING OPERATIONS	(32,016)	116,054	(100,799)	44,979
INCOME FROM DISCONTINUED OPERATIONS (Note 3)	4,967	9,188	15,665	15,159

NET (LOSS) INCOME	$(27,049)	$125,242	$(85,134)	$60,138
NET LOSS ATTRIBUTABLE TO NONCONTROLLING INTERESTS (Note 12)	2,153	2,287	4,189	3,763

NET (LOSS) INCOME ATTRIBUTABLE TO IVANHOE MINES LTD.	$(24,896)	$127,529	$(80,945)	$63,901

BASIC (LOSS) EARNINGS PER SHARE ATTRIBUTABLE TO IVANHOE MINES LTD. FROM
CONTINUING OPERATIONS	$(0.08)	$0.32	$(0.26)	$0.13
DISCONTINUED OPERATIONS	0.01	0.02	0.04	0.04

	$(0.07)	$0.34	$(0.22)	$0.17

DILUTED (LOSS) EARNINGS PER SHARE ATTRIBUTABLE TO IVANHOE MINES LTD. FROM
CONTINUING OPERATIONS (Note 1 (e))	$(0.08)	$0.29	$(0.26)	$0.12
DISCONTINUED OPERATIONS	0.01	0.02	0.04	$0.04

	$(0.07)	$0.31	$(0.22)	$0.16

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING (000’s)
BASIC	378,118	375,292	378,103	375,195
DILUTED	378,118	431,670	378,103	401,181
The accompanying notes are an integral part of these consolidated financial statements.

IVANHOE MINES LTD.
Consolidated Statements of Shareholders’ Equity
(Stated in thousands of U.S. dollars, except for share amounts)
(Unaudited)

			Share Purchase			Accumulated
	Share Capital		Warrants and	Beneficial	Additional	Other
	Number		Share Issuance	Conversion	Paid-In	Comprehensive	Noncontrolling
	of Shares	Amount	Commitment	Feature	Capital	(Loss) Income	Interests	Deficit	Total

Balances, December 31, 2008	378,046,013	$1,485,864	$32,560	$28,883	$293,485	$(24,222)	$20,692	$(1,520,008)	$317,254
Net loss	—	—	—	—	—	—	—	(80,945)	(80,945)
Other comprehensive income (Note 11)	—	—	—	—	—	10,968	—	—	10,968

Comprehensive loss									(69,977)

Shares issued for:
Share purchase plan	72,115	223	—	—	—	—	—	—	223
Movement in noncontrolling interests (Note 12)	—	—	—	—	—	—	2,427	—	2,427
Dilution losses	—	—	—	—	(439)	—	—	—	(439)
Stock compensation charged to operations	—	—	—	—	20,775	—	—	—	20,775

Balances, June 30, 2009	378,118,128	$1,486,087	$32,560	$28,883	$313,821	$(13,254)	$23,119	$(1,600,953)	$270,263

The accompanying notes are an integral part of these consolidated financial statements.

IVANHOE MINES LTD.
Consolidated Statements of Cash Flows
(Stated in thousands of U.S. dollars)
(Unaudited)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2009	2008	2009	2008

OPERATING ACTIVITIES
Cash used in operating activities (Note 13)	$(38,133)	$(65,829)	$(77,339)	$(155,677)

INVESTING ACTIVITIES
Proceeds from sale of discontinued operations	37,000	10,000	37,000	28,000
Purchase of long-term investments	(8,968)	(12,455)	(13,460)	(12,928)
Proceeds from sale of other mineral property rights	3,000	—	3,000	—
Proceeds from sale of long-term investments and note receivable	—	216,730	—	216,730
Proceeds from redemption of other long-term investments	1,721	—	1,721	—
Expenditures on property, plant and equipment	(11,946)	(55,439)	(18,254)	(97,154)
Expenditures on other assets	(679)	(2,679)	(679)	(3,728)
Other	—	4	—	—

Cash provided by investing activities	20,128	156,161	9,328	130,920

FINANCING ACTIVITIES
Proceeds from convertible credit facility (Note 8)	—	100,000	—	200,000
Proceeds from credit facilities (Note 7)	34,575	—	34,575	—
Repayment of credit facilities (Note 7)	(369)	—	(369)	—
Issue of share capital	112	356	223	787
Noncontrolling interests’ investment in subsidiaries	158	26,031	380	139,675

Cash provided by financing activities	34,476	126,387	34,809	340,462

EFFECT OF EXCHANGE RATE CHANGES ON CASH	24,438	(2,976)	17,121	(3,732)

NET CASH INFLOW (OUTFLOW)	40,909	213,743	(16,081)	311,973
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	327,120	243,924	384,110	145,694

CASH AND CASH EQUIVALENTS, END OF PERIOD	$368,029	$457,667	$368,029	$457,667

CASH AND CASH EQUIVALENTS IS COMPRISED OF:
Cash on hand and demand deposits	$26,698	$151,909	$26,698	$151,909
Short-term money market instruments	341,331	305,758	341,331	305,758

	$368,029	$457,667	$368,029	$457,667

Supplementary cash flow information (Note 13)
The accompanying notes are an integral part of these consolidated financial statements.

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
1.	SIGNIFICANT ACCOUNTING POLICIES
(a)	Basis of preparation
These unaudited interim consolidated financial statements have been prepared in accordance with United States of America generally accepted accounting principles (“U.S. GAAP”). The accounting policies followed in preparing these consolidated financial statements are those used by Ivanhoe Mines Ltd. (the “Company”) as set out in the audited consolidated financial statements for the year ended December 31, 2008.
Certain information and note disclosures normally included for annual consolidated financial statements prepared in accordance with U.S. GAAP have been omitted. These interim consolidated financial statements should be read together with the audited consolidated financial statements of the Company for the year ended December 31, 2008.
In the opinion of management, all adjustments considered necessary (including reclassifications and normal recurring adjustments) to present fairly the financial position, results of operations and cash flows at June 30, 2009 and for all periods presented, have been included in these financial statements. The interim results are not necessarily indicative of results for the full year ending December 31, 2009, or future operating periods. For further information, see the Company’s annual consolidated financial statements, including the accounting policies and notes thereto, included in the Annual Information Form.
The Company operates two reportable segments, being its coal division located in Mongolia and Indonesia, and its exploration and development division with projects located primarily in Mongolia and Australia.
References to “Cdn$” refer to Canadian currency, “Aud$” to Australian currency, and “$” to United States currency.
(b)	Basis of presentation
For purposes of these consolidated financial statements, the Company, subsidiaries of the Company, and variable interest entities for which the Company is the primary beneficiary, are collectively referred to as “Ivanhoe Mines”.
(c)	Accounting changes
•
In December 2007, the FASB issued Statement of Financial Accounting Standards No. 160, “Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51” (“SFAS 160”). SFAS 160 establishes accounting and reporting standards pertaining to (i) the nature and classification of the noncontrolling interest in the Consolidated Statement of Financial Position, (ii) attributing net income and comprehensive income to the parent and the noncontrolling interest, (iii) changes in a parent’s ownership interest in a subsidiary, and (iv) deconsolidation of a subsidiary. For presentation and disclosure purposes, SFAS 160 requires noncontrolling interests to be classified as a separate component of shareholders’ equity.

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
1.	SIGNIFICANT ACCOUNTING POLICIES (Continued)
(c)	Accounting changes (Continued)

The Company adopted the provisions of SFAS 160 on January 1, 2009. Except for presentation changes, the adoption of SFAS 160 had no impact on the Company’s consolidated financial position, results of operations or cash flows.

•
In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141 (revised 2007), “Business Combinations” (“SFAS 141(R)”). SFAS 141(R) changes accounting for acquisitions that close beginning in 2009. More transactions and events will qualify as business combinations and will be accounted for at fair value under the new standard. SFAS 141(R) promotes greater use of fair values in financial reporting. Some of the changes will introduce more volatility into earnings. SFAS 141(R) was effective for the Company’s fiscal year beginning on January 1, 2009. The adoption of SFAS 141(R) had no impact on the Company’s consolidated financial position or results of operations.

•
In November 2008, the Emerging Issues Task Force (“EITF”) reached a consensus on Issue No. 08-6, “Equity Method Investment Accounting Considerations” (“EITF 08-6”), which clarifies the accounting for certain transactions and impairment considerations involving equity method investments. EITF 08-6 provides guidance on a number of factors, including, determination of the initial carrying value of an equity method investment, performing an impairment assessment of an underlying indefinite-lived intangible asset of an equity method investment, accounting for an equity method investee’s issuance of shares, and accounting for a change in an investment from the equity method to the cost method. EITF 08-6 was effective for the Company’s fiscal year beginning on January 1, 2009 and has been applied prospectively. The adoption of EITF 08-6 had no impact on the Company’s consolidated financial position or results of operations.

•
In October 2008, the Emerging Issues Task Force reached a consensus on EITF 08-8, “Accounting for an Instrument (or an Embedded Feature) with a Settlement Amount That is Based on the Stock of an Entity’s Consolidated Subsidiary” (“EITF 08-8”). EITF 08-8 was effective for the Company’s fiscal year beginning on January 1, 2009 and is discussed in greater detail in Note 9.

•
In May 2008, the FASB issued FASB Staff Position (“FSP”) No. APB 14-1, “Accounting for Convertible Debt Instruments That May be Settled in Cash upon Conversion (Including Partial Cash Settlement)” (“FSP APB 14-1”). FSP APB 14-1 applies to convertible debt instruments that, by their stated terms, may be settled in cash (or other assets) upon conversion, including partial cash settlement, unless the embedded conversion option is required to be separately accounted for as a derivative under FAS 133. Convertible debt instruments within the scope of FSP APB 14-1 are not addressed by the existing APB 14-1. FSP APB 14-1 requires that the liability and equity components of convertible debt instruments within the scope of FSP APB 14-1 be separately accounted for in a manner that reflects the entity’s nonconvertible borrowing rate. This requires an allocation of the

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
1.	SIGNIFICANT ACCOUNTING POLICIES (Continued)
(c)	Accounting changes (Continued)

convertible debt proceeds between the liability component and the embedded conversion option (i.e., the equity component). The difference between the principal amount of the debt and the amount of the proceeds allocated to the liability component will be reported as a debt discount and subsequently amortized to earnings over the instrument’s expected life using the effective interest method. FSP APB 14-1 was effective for the Company’s fiscal year beginning on January 1, 2009 and has been applied retrospectively to all periods presented. The adoption of FSP APB 14-1 had no impact on the Company’s consolidated financial position or results of operations.

•
In April 2009, the FASB issued FSP No. FAS 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly” (“FSP FAS 157-4”), which provides additional guidance on determining fair value when the volume and level of activity for an asset or liability have significantly decreased and includes guidance on identifying circumstances that indicate when a transaction is not orderly. FSP FAS 157-4 is effective for interim and annual reporting periods ending on or after June 15, 2009, and shall be applied prospectively. The Company adopted the provisions of FSP FAS 157-4 for the interim period ended June 30, 2009. The adoption of FSP FAS 157-4 had no impact on the Company’s consolidated financial position, results of operations or cash flows.

•
In April 2009, the FASB issued FSP No. FAS 107-1 and APB 28-1, “Interim Disclosures about Fair Value of Financial Instruments” (“FSP FAS 107-1 and APB 28-1”), which requires disclosure about the fair value of financial instruments for interim reporting periods of publicly traded companies as well as in annual financial statements. FSP FAS 107-1 and APB 28-1 is effective for interim and annual reporting periods ending on or after June 15, 2009. The Company adopted the provisions of FSP FAS 107-1 and APB 28-1 for the interim period ended June 30, 2009. The adoption of FSP FAS 107-1 and APB 28-1 had no impact on the Company’s consolidated financial position, results of operations or cash flows.

•
In May 2009, the FASB issued Statement of Financial Accounting Standards No. 165, “Subsequent Events” (“SFAS 165”). SFAS 165 establishes accounting and reporting standards for events that occur after the balance sheet date but before financial statements are issued or are available to be issued. The statement sets forth (i) the period after the balance sheet date during which management of a reporting entity should evaluate events of transactions that may occur for potential recognition or disclosure in the financial statements, (ii) the circumstances under which an entity should recognize events or transaction occurring after the balance sheet in its financial statements, and (iii) the disclosures that an entity should make about events or transaction occurring after the balance sheet date in its financial statements. The Company adopted the provisions of SFAS 165 for the interim period ended June 30, 2009. The adoption of SFAS 165 had no impact on the Company’s consolidated financial position, results of operations or cash flows.

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
1.	SIGNIFICANT ACCOUNTING POLICIES (Continued)
(d)	Recent accounting pronouncements
•
In June 2009, the FASB issued Statement of Financial Accounting Standards No. 168, “The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles — a replacement of FASB Statement No. 162” (“SFAS 168”). The FASB Accounting Standards Codification (“the Codification”) will become the source of authoritative U.S. GAAP to be applied by nongovernmental entities. Rules and interpretive releases of the Securities and Exchange Commission (“SEC”) under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. The Codification will supersede all non-SEC accounting and reporting standards. All other nongrandfathered non-SEC accounting literature not included in the Codification will become nonauthoritative. The Codification is effective for the Company’s interim and annual reporting periods ending after September 15, 2009. The Company does not expect the adoption of SFAS 168 to have an impact on the Company’s consolidated financial position, results of operations or cash flows.

(e)	(Loss) earnings per share
The following table reconciles the numerators and the denominators of the basic and diluted earnings (loss) per share computations for net income from continuing operations:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2009	2008	2009	2008

Net (loss) income from continuing operations	$(32,016)	$116,054	$(100,799)	$44,979
Net loss attributable to noncontrolling interests	2,153	2,287	4,189	3,763

Net (loss) income attributable to Ivanhoe Mines Ltd. from continuing operations	(29,863)	118,341	(96,610)	48,742
Effect of dilutive securities
Convertible credit facility	—	6,516	—	—

Adjusted (loss) income attributable to Ivanhoe Mines Ltd. from continuing operations	$(29,863)	$124,857	$(96,610)	$48,742

Basic weighted average number of shares outstanding	378,118	375,292	378,103	375,195
Effect of dilutive securities
Convertible credit facility	—	34,760	—	—
Share purchase warrants	—	14,341	—	17,307
Private placement option	—	7,214	—	8,330
Stock options	—	63	—	349

Adjusted weighted average number of shares outstanding	378,118	431,670	378,103	401,181

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
1.	SIGNIFICANT ACCOUNTING POLICIES (Continued)
(e)	(Loss) earnings per share (Continued)
The following table lists securities that could potentially dilute basic (loss) earnings per share in the future that were not included in the computation of diluted (loss) earnings per share because to do so would have been antidilutive for the periods presented:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2009	2008	2009	2008

Convertible credit facility	38,319	—	38,319	29,856
Share purchase warrants	128,493	35,000	128,493	—
Private placement option	46,304	—	46,304	—
Stock options	18,315	14,238	18,315	13,952

	231,431	49,238	231,431	43,808

2.	EXPLORATION EXPENSES
Generally, exploration costs are charged to operations in the period incurred until such time as it has been determined that a property has economically recoverable reserves, at which time subsequent exploration costs and the costs incurred to develop a property are capitalized. Included in exploration costs are engineering and development costs associated with the Company’s Oyu Tolgoi Project located in Mongolia. It is expected that the Company will commence capitalizing costs of this nature once an Investment Agreement with the Government of Mongolia is finalized.
Ivanhoe Mines incurred exploration and development costs as follows:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2009	2008	2009	2008

Mongolia
Oyu Tolgoi	$20,352	$40,324	$42,963	$77,306
Coal Division	4,348	9,403	8,463	12,964
Other Mongolia Exploration	514	3,681	673	7,192

	25,214	53,408	52,099	97,462
Australia	8,807	10,787	14,888	20,289
Indonesia	3,843	2,795	7,882	5,854
Other	232	268	654	950

	$38,096	$67,258	$75,523	$124,555

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
3.	DISCONTINUED OPERATIONS
In February 2005, Ivanhoe Mines sold the Savage River Iron Ore Project (the “Project”) in Tasmania, Australia for two initial payments totalling $21.5 million, plus a series of five contingent, annual payments that commenced on March 31, 2006. The annual payments are based on annual iron ore pellet tonnes sold and an escalating price formula based on the prevailing annual Nibrasco/JSM pellet price.
On April 1, 2009 Ivanhoe Mines received $37.0 million of the fourth annual contingent payment, with the remaining $1.7 million received during the third quarter of 2009. This payment of $38.7 million includes $10.7 million in contingent income recognized in the first quarter of 2009.
At June 30, 2009, Ivanhoe Mines has accrued $5.0 million in relation to the fifth contingent annual payment due in March 2010.
To date, Ivanhoe Mines has received $137.9 million in proceeds from the sale of the Project.
4.	CASH AND CASH EQUIVALENTS
Cash and cash equivalents at June 30, 2009 included SouthGobi Energy Resources Ltd.’s (Canada) (80.1% owned) (“SouthGobi”) balance of $2.8 million (December 31, 2008 — $10.3 million) and Ivanhoe Australia Ltd.’s (Australia) (83.0% owned) (“Ivanhoe Australia”) balance of $31.3 million (December 31, 2008 — $40.5 million), which were not available for Ivanhoe Mines’ general corporate purposes.

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
5.	LONG-TERM INVESTMENTS

	June 30,	December 31,
	2009	2008

Investments in Companies subject to significant influence:
Altynalmas Gold Ltd. (a)	$32,355	$31,290
Exco Resources N.L. (b)	8,538	6,785
Investments “available for sale” (c)	26,782	17,870

	$67,675	$55,945

(a)
On October 3, 2008, Ivanhoe Mines closed an agreement with several strategic partners whereby Altynalmas Gold Ltd. (“Altynalmas”) issued shares to acquire a 100% participating interest in BMV and a 100% participating interest in Intergold Capital LLP (“IGC”). Both IGC and BMV are limited liability partnerships established under the laws of Kazakhstan that are engaged in the exploration and development of minerals in Kazakhstan. As a result of this transaction, Ivanhoe Mines’ investment in Altynalmas was diluted to 49%. Ivanhoe Mines ceased consolidating Altynalmas on October 3, 2008 and commenced equity accounting for its investment.

	June 30,	December 31,
	2009	2008

Amount due from Altynalmas	$66,508	$57,997
Carrying amount of equity method investment	(34,153)	(26,707)

Net investment in Altynalmas	$32,355	$31,290

(b)	During the three month period ended June 30, 2009, Ivanhoe Mines acquired an additional 5,100,000 shares of Exco Resources N.L. (“Exco”) at a cost of $965,000 (Aud$1,199,000).
During the three month period ended March 31, 2009, Ivanhoe Mines acquired 1,774,024 shares of Exco at a cost of $113,000 (Aud$169,000).
Also during the six month period ended June 30, 2009, Ivanhoe Mines recorded a $352,000 (2008 — nil) equity loss on its investment in Exco.
At June 30, 2009, the market value of Ivanhoe Mines’ 20.2% investment in Exco was $12,281,000 (Aud$15,230,000).

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
5.	LONG-TERM INVESTMENTS (Continued)
(c)	Investments “available for sale”

	June 30, 2009				December 31, 2008
	Equity	Cost	Unrealized	Fair	Equity	Cost	Unrealized	Fair
	Interest	Basis	Gain (Loss)	Value	Interest	Basis	Gain (Loss)	Value

Entrée Gold Inc.	14.6%	$19,957	$(6,303)	$13,654	14.6%	$19,957	$(8,635)	$11,322
Emmerson Resources Limited (i)	10.0%	2,370	1,950	4,320	0.0%	—	—	—
Jinshan Gold Mines Inc.	0.9%	554	633	1,187	0.9%	554	—	554
Intec Ltd.	5.0%	521	(23)	498	6.1%	521	—	521
GoviEx Gold Inc.	1.5%	1,043	—	1,043	1.5%	1,043	—	1,043
Ivanhoe Nickel & Platinum Ltd. (ii)	4.0%	5,950	—	5,950	1.9%	4,370	—	4,370
Other	—	60	70	130	—	60	—	60

		$30,455	$(3,673)	$26,782		$26,505	$(8,635)	$17,870

(i)
During the three month period ended June 30, 2009 Ivanhoe Mines acquired 22,610,000 common shares of Emmerson Resources Limited (“Emmerson”) and 27,900,000 Emmerson share purchase options for a total cost of $2,141,000 (Aud$2,939,000). Each Emmerson share purchase option is exercisable until June 1, 2011 to purchase an additional Emmerson common share at a price of Aud$0.20.

(ii)	During the three month period ended June 30, 2009, Ivanhoe Mines acquired 973,856 common shares of Ivanhoe Nickel and Platinum Ltd. (“Ivanplats”) at a cost of $1,461,000.

During the three month period ended March 31, 2009, Ivanhoe Mines acquired 200,000 common shares of Ivanplats at a cost of $120,000.

As at June 30, 2009, Ivanhoe Mines held a 8.3% equity interest in Ivanplats on a fully diluted basis.
6.	OTHER LONG-TERM INVESTMENTS
As at December 31, 2008, the Company held $60.2 million principal amount of non-bank-sponsored Asset-Backed Commercial Paper (Montreal Proposal ABCP) which was recorded at a fair value of $22.3 million. On January 12, 2009, the Ontario Superior Court of Justice granted the Amended Plan Implementation Order filed by the Pan-Canadian Restructuring Committee (the Committee) under the Companies’ Creditors Arrangement for the restructuring of the Montreal Proposal ABCP.

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
6.	OTHER LONG-TERM INVESTMENTS (Continued)
On January 21, 2009, the Amended Plan restructuring was completed. Upon closing of the Amended Plan, the Company received $60.2 million of long-term investments (the Long-Term Notes) consisting of:
•	$22.7 million of MAV2 Class A-1 Notes;
•	$22.7 million of MAV2 Class A-2 Notes;
•	$4.1 million of MAV2 Class B Notes;
•	$1.5 million of MAV2 Class C Notes;
•	$1.3 million of MAV2 IA Class 1 Notes;
•	$1.0 million of MAV2 IA Class 2 Notes;
•	$0.9 million of MAV2 IA Class 3 Notes;
•	$1.2 million of MAV2 IA Class 13 Notes;
•	$1.6 million of MAV3 TA Class 14 Notes; and
•	$3.2 million of MAV3 TA Class 25 Notes.
As at June 30, 2009, the Company held $60.7 million of the Long-Term Notes. The increase from December 2008 in principal of $0.5 million was due to the strengthening of the Canadian dollar ($2.3 million), offset by principle redemptions on the Traditional Asset Notes ($1.7 million). There are currently no market quotations available for Long-Term Notes. The Company has designated the notes as held-for-trading. The notes are recorded at fair value with unrealized holding gains and losses included in earnings.
There is a significant amount of uncertainty in estimating the amount and timing of cash flows associated with the Long-Term Notes. The Company has estimated the fair value of the Long-Term Notes considering information provided on the restructuring, the best available public information regarding market conditions and other factors that a market participant would consider for such investments.
The Company has used a discounted cash flow approach to value the Long-Term Notes at June 30, 2009 incorporating the following assumptions:

Bankers Acceptance Rate:	0.29%
Discount Rates:	9% to 25%
Maturity Dates:	7.5 years
Expected Return of Principal:
A-1 Notes	100%
A-2 Notes	100%
B Notes	10%
C Notes	0%
IA Notes	0%
TA Notes	100%

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
6.	OTHER LONG-TERM INVESTMENTS (Continued)
Based on the discounted cash flow model as at June 30, 2009, the fair value of the Company’s Long-Term Notes was estimated at $21.8 million. As a result of this valuation, the Company recorded an unrealized trading gain of $0.6 million for the three months ended June 30, 2009 and a $0.6 million loss for the six months ended June 30, 2009.
Continuing uncertainties regarding the value of the assets that underlie the notes, the amount and timing of cash flows and changes in general economic conditions could give rise to a further change in the fair value of the Company’s investment in the notes, which would impact the Company’s results from operations. A 1.0% increase, representing 100 basis points, in the discount rate will decrease the fair value of the long-term notes by approximately $1.4 million.
7.	AMOUNTS DUE UNDER CREDIT FACILITIES
In October 2007, Ivanhoe Mines obtained non-revolving bank loans which are due on demand and secured against certain securities and other investments.
In April 2009, Ivanhoe Mines obtained a non-revolving, two-year extendible loan facility, which is secured against certain securities and other investments.
8.	CONVERTIBLE CREDIT FACILITY

	June 30,	December 31,
	2009	2008

Principal amount of convertible credit facility	$350,000	$350,000
Accrued interest	33,188	24,165

	383,188	374,165

(Deduct) add
Beneficial conversion feature	(28,883)	(28,883)
Share purchase warrants	(9,403)	(9,403)
Accretion of discount	20,339	13,249

	$365,241	$349,128

In September 2007, Rio Tinto provided Ivanhoe Mines with a $350.0 million convertible credit facility to finance ongoing mine development activities at the Oyu Tolgoi Project pending the finalization of an Investment Agreement between Ivanhoe Mines and the Government of Mongolia. In October 2007, Ivanhoe Mines made an initial draw against the credit facility of $150.0 million. A second draw of $100.0 million was made in January 2008. The final draw on the credit facility of $100.0 million was made in April 2008.
Amounts advanced under the credit facility bear interest at a rate per annum equal to the three-month London Inter-Bank Offered Rate plus 3.3%, and mature on September 12, 2010. The outstanding principal amount and up to $108.0 million in interest are convertible into a maximum of 45.8 million common shares of Ivanhoe Mines at a price of US$10.00 per share and will be automatically converted into common shares upon maturity.

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
8.	CONVERTIBLE CREDIT FACILITY (Continued)
As part of the credit facility transaction, Rio Tinto also received share purchase warrants exercisable to purchase up to 35.0 million common shares of Ivanhoe Mines at a price of US$10.00 per share for a period of five years (Note 10 (c)). These warrants may be exercised on a basis proportionate to the amount of funds drawn down by Ivanhoe Mines under the credit facility, plus interest.
Amounts drawn on the credit facility are allocated to the convertible credit facility liability and incremental exercisable share purchase warrants based on their respective fair values at the time of the draw. The existence of a beneficial conversion feature is then assessed using an effective conversion price based on the proceeds allocated to the convertible credit facility liability in accordance with EITF 00-27, “Application of Issue No. 98-5 to Certain Convertible Instruments”.
Allocating proceeds to share purchase warrants and, if necessary, a beneficial conversion feature results in discounts on the convertible credit facility liability. These discounts are recognized as accretion expense over the life of the credit facility using the effective interest rate method. Any unamortized balance of the beneficial conversion feature discount will be expensed immediately upon conversion of the credit facility.
The accounting treatment for paid-in-kind interest is the same as that described above for amounts drawn on the credit facility.
During the three and six months ended June 30, 2009, Ivanhoe Mines capitalized $0.1 million and $0.2 million of interest expense and $0.1 million and $0.1 million of accretion expense, respectively, incurred on the convertible credit facility.
9.	DERIVATIVE CONTRACT
In November 2008, Ivanhoe Mines entered into a Share Purchase Agreement with a third party (the “Transferor”) to acquire two million shares of SouthGobi for an initial payment of $7.0 million. Contemporaneously, Ivanhoe Mines entered into an Option Agreement which provides the Transferor with the option to acquire up to two million SouthGobi shares from Ivanhoe Mines at any time on or before the third anniversary of the agreements at an escalating price agreed upon in the Option Agreement.
At the time of entering into the contract, the Option Agreement was considered a freestanding contract indexed to the stock of a consolidated subsidiary and was initially recorded as a liability at fair value and subsequently marked to fair value through earnings in accordance with EITF 00-6, “Accounting for Freestanding Derivative Financial Instruments Indexed to, and Potentially Settled in, the Stock of a Consolidated Subsidiary”.

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
9.	DERIVATIVE CONTRACT (Continued)
The fair value of the option was determined using a Black-Scholes option pricing model, using the following assumptions at December 31, 2008:

Risk-free interest rate	1.05%
Expected life	1.4 years
Expected volatility	84%
Expected dividends	$Nil
EITF 08-8 states that a financial instrument for which the payoff to the counterparty is based, in whole or in part, on the stock of an entity’s consolidated subsidiary is not precluded from qualifying for the first part of the scope exception in paragraph 11(a) of FAS 133, “Accounting for Derivative Instruments and Hedging Activities” or from being within the scope of EITF 00-19, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock”.
The adoption of EITF 08-8 resulted in the reclassification of the fair value of the derivative contract to noncontrolling interest on January 1, 2009 (Note 12) and any subsequent changes to the fair value of the derivative contract will no longer be recorded through earnings.
10.	SHARE CAPITAL
(a)	Equity Incentive Plan
Stock-based compensation charged to operations was allocated between exploration expenses and general and administrative expenses as follows:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2009	2008	2009	2008

Exploration	$4,725	$2,547	$11,572	$4,793
General and administrative	5,374	3,329	9,203	6,708

	$10,099	$5,876	$20,775	$11,501

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
10.	SHARE CAPITAL (Continued)
(a)	Equity Incentive Plan (Continued)
Stock-based compensation charged to operations was incurred by Ivanhoe Mines as follows:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2009	2008	2009	2008

Ivanhoe Mines Ltd. (i)	$6,524	$4,184	$13,637	$8,709
SouthGobi Energy Resources Ltd.	1,715	1,692	3,910	2,792
Ivanhoe Australia Ltd.	1,860	—	3,228	—

	$10,099	$5,876	$20,775	$11,501

(i)
During the six months ended June 30, 2009, no options were exercised, 6,147,400 options were cancelled and 5,651,500 options were granted. These granted options have a weighted average exercise price of Cdn$7.43, lives of seven years, and vest over periods ranging from grant date to four years. The weighted average grant-date fair value of stock options granted during the six months ended June 30, 2009 was Cdn$3.99. The fair value of these options was determined using the Black-Scholes option pricing model. The option valuation was based on an average expected option life of 3.4 years, a risk-free interest rate of 1.72%, an expected volatility of 74.4%, and a dividend yield of nil%. Stock-based compensation for the cancelled options of $5.2 million was charged to operations in full upon cancellation.

(b)	Rio Tinto Placement
Under the terms of the Rio Tinto Agreement, Rio Tinto is committed to take up the second tranche of the private placement following the date upon which Ivanhoe Mines enters into an Investment Agreement with the Government of Mongolia that is mutually acceptable to Ivanhoe Mines and Rio Tinto. Rio Tinto has the option to exercise the second tranche earlier. This second tranche will consist of approximately 46.3 million shares at a subscription price of $8.38 per share, for proceeds totalling $388.0 million. Rio Tinto’s obligation to complete the second tranche of the private placement will terminate on October 27, 2009 if an Investment Agreement with the Government of Mongolia has not been finalized.
The following share purchase warrants granted to Rio Tinto during 2006 were outstanding as at June 30, 2009:
(i)
46,026,522 share purchase warrants with exercise prices ranging between $8.38 and $8.54 per share. These warrants are exercisable until one year after the earlier of the completion of the Investment Agreement and October 27, 2009.

(ii)
46,026,522 share purchase warrants with exercise prices ranging between $8.38 and $9.02 per share. These warrants are exercisable until two years after the earlier of the completion of the Investment Agreement and October 27, 2009.

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
10.	SHARE CAPITAL (Continued)
(b)	Rio Tinto Placement (Continued)
In addition to the share purchase warrants granted to Rio Tinto during 2006, the following were granted to Rio Tinto during 2008 and were outstanding as at June 30, 2009:
(i)
720,203 share purchase warrants with exercise prices of Cdn$3.15 per share. These warrants are exercisable until one year after the earlier of the completion of the Investment Agreement and October 27, 2009.

(ii)
720,203 share purchase warrants with exercise prices of Cdn$3.15 per share. These warrants are exercisable until two years after the earlier of the completion of the Investment Agreement and October 27, 2009.

(c)	Rio Tinto Financing
As part of the credit facility transaction disclosed in Note 8, Rio Tinto received share purchase warrants exercisable to purchase up to 35.0 million common shares of Ivanhoe Mines at a price of US$10.00 per share at any time on or before October 24, 2012. These warrants may be exercised on a basis proportionate to the sum of all amounts drawn down on the facility and interest added to the principal amount of the facility. As at June 30, 2009, 35.0 million share purchase warrants were exercisable.

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
11.	ACCUMULATED OTHER COMPREHENSIVE (LOSS) INCOME

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2009	2008	2009	2008

Accumulated OCI at beginning of period
Investments, net of tax of $nil	$(2,567)	$6,991	$(8,635)	$17,498
Currency translation adjustments, net of tax of $nil	(19,328)	—	(18,256)	—
Noncontrolling interests	2,751	—	2,669	—

	$(19,144)	$6,991	$(24,222)	$17,498

Other comprehensive income (loss) for the period:
Changes in fair value of investments	$(1,107)	$3,278	$4,961	$(7,229)
Currency translation adjustments	7,706	—	6,634	—
Noncontrolling interests (Note 12)	(709)	—	(627)	—

Other comprehensive income (loss), before tax	5,890	3,278	10,968	(7,229)
Income tax recovery (expense) related to OCI	—	—	—	—

Other comprehensive income (loss), net of tax	$5,890	$3,278	$10,968	$(7,229)

Accumulated OCI at end of period
Investments, net of tax of $nil	$(3,674)	$10,269	$(3,674)	$10,269
Currency translation adjustments, net of tax of $nil	(11,622)	—	(11,622)	—
Noncontrolling interests	2,042	—	2,042	—

	$(13,254)	$10,269	$(13,254)	$10,269

12.	NONCONTROLLING INTERESTS
At June 30, 2009 there were noncontrolling interests in SouthGobi and Ivanhoe Australia.

	Noncontrolling Interests
	SouthGobi	Ivanhoe Australia	Total

Balance, December 31, 2008	$17,623	$3,069	$20,692

Change in noncontrolling interests arising from changes in ownership interests	168	(17)	151
Noncontrolling interests’ share of loss	(2,133)	(2,056)	(4,189)
Derivative contract (Note 9)	5,320	—	5,320
Purchase Metals division from subsidiary	518	—	518
Noncontrolling interests’ share of other comprehensive loss (Note 11)	—	627	627

Balance, June 30, 2009	$21,496	$1,623	$23,119

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
13.	CASH FLOW INFORMATION
Reconciliation of net loss to net cash flow used in operating activities

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2009	2008	2009	2008

Net (loss) income	$(27,049)	$125,242	$(85,134)	$60,138
Income from discontinued operations	(4,967)	(9,188)	(15,665)	(15,159)
Items not involving use of cash
Stock-based compensation	10,099	5,876	20,775	11,501
Accretion expense	3,545	2,532	7,010	4,287
Accrued mining property care and maintenance	—	448	—	448
Depreciation	2,585	1,376	3,869	2,669
Gain on sale of other mineral property rights	(3,000)	—	(3,000)	—
Write-down of carrying values of property, plant and equipment	—	4	—	4
Accrued interest expense	4,129	4,058	8,840	7,483
Unrealized (gain) loss on other long-term investments	(555)	—	634	—
Realized gain on redemption of other long-term investments	(1,136)	—	(1,136)	—
Unrealized foreign exchange (gains) losses	(19,645)	2,739	(12,879)	3,909
Share of loss of significantly influenced investees	3,020	709	7,798	809
Gain on sale of long-term investments	—	(201,428)	—	(201,428)
Gain on sale of equipment	—	(911)	—	(911)
Deferred income taxes	(30)	512	(61)	504
Net change in non-cash operating working capital items:
(Increase) decrease in:
Accounts receivable	(8,094)	6,664	(6,788)	3,327
Inventories	3,679	(1,656)	2,913	(1,552)
Prepaid expenses	(281)	54	(693)	(2,373)
Other current assets	—	(1)	—	(1)
Decrease in:
Accounts payable and accrued liabilities	(433)	(2,859)	(3,822)	(29,332)

Cash used in operating activities	$(38,133)	$(65,829)	$(77,339)	$(155,677)

14.	FAIR VALUE ACCOUNTING
FAS 157 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets of liabilities and the lowest priority to unobservable inputs. The three levels of the fair value hierarchy under FAS 157 are as follows:

Level 1:	Quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2:	Quoted prices in markets that are not active, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability.

Level 3:	Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable.

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
14.	FAIR VALUE ACCOUNTING (Continued)
The following table sets forth the Company’s assets and liabilities measured at fair value on a recurring basis by level within the fair value hierarchy. As required by FAS 157, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	Fair Value at June 30, 2009
	Total	Level 1	Level 2	Level 3

Assets:
Long-term investments	$39,063	$30,485	$8,578	$—
Other long-term investments	21,809	—	—	21,809

	$60,872	$30,485	$8,578	$21,809

The Company’s long-term investments are classified within Level 1 and 2 of the fair value hierarchy as they are valued using quoted market prices of certain investments, as well as quoted prices for similar investments.
The Company’s other long-term investments are classified within Level 3 of the fair value hierarchy and consist of Long-Term Notes received upon the completion of the Asset Backed Commercial Paper restructuring.
The table below sets forth a summary of changes in the fair value of the Company’s Level 3 financial assets (other long-term investments) for the six months ended June 30, 2009.

Balance at beginning of period	$22,301
Foreign exchange losses	728
Realized gain on sale of other long-term investments	(1,136)
Unrealized loss on other long-term investments	(84)

Balance at end of period	$21,809

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
15.	DISCLOSURES REGARDING FINANCIAL INSTRUMENTS
(a)	The estimated fair value of Ivanhoe Mines’ financial instruments was as follows:

	June 30,		December 31,
	2009		2008
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value

Cash	$368,029	$368,029	$384,110	$384,110
Accounts receivable	32,973	32,973	47,520	47,520
Other current assets	144	144	144	144
Long-term investments	67,675	105,572	55,945	78,427
Other long-term investments	21,809	21,809	22,301	22,301

Accounts payable and accrued liabilities	36,995	36,995	41,103	41,103
Amounts due under credit facilities	50,248	50,248	15,963	15,963
Derivative contract	—	—	5,320	5,320
The fair value of Ivanhoe Mines’ long-term investments was determined by reference to published market quotations, which may not be reflective of future values.
The fair value of Ivanhoe Mines’ other long-term investments, consisting of Long-Term Notes received upon the completion of the Asset Backed Commercial Paper restructuring, was determined by considering the best available data regarding market conditions for such investments, which may not be reflective of future values.
The fair values of Ivanhoe Mines’ remaining financial instruments were estimated to approximate their carrying values, due primarily to the immediate or short-term maturity of these financial instruments.

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
16.	SEGMENT DISCLOSURES

	Six Months Ended
	June 30, 2009
	Exploration	Coal	Corporate	Consolidated

REVENUE	$—	$14,207	$—	$14,207
COST OF SALES
Production and delivery	—	(10,311)	—	(10,311)
Depreciation and depletion	—	(2,041)	—	(2,041)

COST OF SALES	—	(12,352)	—	(12,352)

EXPENSES
Exploration	(60,800)	(14,723)	—	(75,523)
General and administrative	—	—	(18,314)	(18,314)
Depreciation	(1,760)	(7)	(61)	(1,828)
Mining property care and maintenance	—	—	—	—
Accretion of convertible credit facility	—	—	(6,946)	(6,946)
Accretion of asset retirement obligations	(44)	(20)	—	(64)
Gain on sale of other mineral property rights	3,000	—	—	3,000
Write-down of carrying values of property, plant and equipment	—	—	—	—

TOTAL EXPENSES	(59,604)	(27,102)	(25,321)	(112,027)

OPERATING LOSS	(59,604)	(12,895)	(25,321)	(97,820)

OTHER INCOME (EXPENSES)
Interest income	732	12	686	1,430
Interest expense	—	—	(9,017)	(9,017)
Foreign exchange (losses) gains	(1,101)	(946)	14,510	12,463
Listing fees — SouthGobi	—	(333)	—	(333)
Unrealized gain (loss) on other long-term investments	—	—	(634)	(634)
Realized gain on redemption of other long-term investments	—	—	1,136	1,136
Gain on sale of equipment	—	—	—	—
Gain on sale of long-term investment and note receivable	—	—	—	—

LOSS BEFORE INCOME TAXES AND OTHER ITEMS	(59,973)	(14,162)	(18,640)	(92,775)
Provision for income taxes	22	(177)	(71)	(226)
Share of loss of significantly influenced investees	(352)	—	(7,446)	(7,798)

NET LOSS FROM CONTINUING OPERATIONS	(60,303)	(14,339)	(26,157)	(100,799)
INCOME FROM DISCONTINUED OPERATIONS	—	—	15,665	15,665

NET LOSS	(60,303)	(14,339)	(10,492)	(85,134)
NET INCOME ATTRIBUTABLE TO NONCONTROLLING INTERESTS	2,056	—	2,133	4,189

NET LOSS ATTRIBUTABLE TO IVANHOE MINES LTD.	$(58,247)	$(14,339)	$(8,359)	$(80,945)

CAPITAL EXPENDITURES	$3,025	$15,213	$16	$18,254

TOTAL ASSETS	$208,601	$124,333	$405,499	$738,434

During the six months ended June 30, 2009, all of the coal division’s revenue arose from coal sales in Mongolia to two customers. Total revenues by customer were $8.7 million and $5.5 million.

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
16.	SEGMENT DISCLOSURES (Continued)

	Three Months Ended
	June 30, 2009
	Exploration	Coal	Corporate	Consolidated

REVENUE	$—	$10,666	$—	$10,666
COST OF SALES
Production and delivery	—	(7,515)	—	(7,515)
Depreciation and depletion	—	(1,623)	—	(1,623)

COST OF SALES	—	(9,138)	—	(9,138)

EXPENSES
Exploration	(30,850)	(7,246)	—	(38,096)
General and administrative	—	—	(10,546)	(10,546)
Depreciation	(904)	(3)	(55)	(962)
Mining property care and maintenance	—	—	—	—
Accretion of convertible credit facility	—	—	(3,512)	(3,512)
Accretion of asset retirement obligations	(22)	(11)	—	(33)
Gain on sale of other mineral property rights	3,000	—	—	3,000
Write-down of carrying values of property, plant and equipment	—	—	—	—

TOTAL EXPENSES	(28,776)	(16,398)	(14,113)	(59,287)

OPERATING LOSS	(28,776)	(5,732)	(14,113)	(48,621)

OTHER INCOME (EXPENSES)
Interest income	382	3	293	678
Interest expense	—	—	(4,264)	(4,264)
Foreign exchange (losses) gains	284	(175)	21,632	21,741
Listing fees — SouthGobi	—	(98)	—	(98)
Unrealized gain (loss) on other long-term investments	—	—	555	555
Realized gain on redemption of other long-term investments	—	—	1,136	1,136
Gain on sale of equipment	—	—	—	—
Gain on sale of long-term investment and note receivable	—	—	—	—

LOSS BEFORE INCOME TAXES AND OTHER ITEMS	(28,110)	(6,002)	5,239	(28,873)
Provision for income taxes	94	(206)	(11)	(123)
Share of loss of significantly influenced investees	(118)	—	(2,902)	(3,020)

NET LOSS FROM CONTINUING OPERATIONS	(28,134)	(6,208)	2,326	(32,016)
INCOME FROM DISCONTINUED OPERATIONS	—	—	4,967	4,967

NET LOSS	(28,134)	(6,208)	7,293	(27,049)
NET INCOME ATTRIBUTABLE TO NONCONTROLLING INTERESTS	1,231	—	922	2,153

NET LOSS ATTRIBUTABLE TO IVANHOE MINES LTD.	$(26,903)	$(6,208)	$8,215	$(24,896)

CAPITAL EXPENDITURES	$2,163	$9,774	$9	$11,946

TOTAL ASSETS	$208,601	$124,333	$405,499	$738,434

During the three months ended June 30, 2009, all of the coal division’s revenue arose from coal sales in Mongolia to two customers. Total revenues by customer were $6.7 million and $4.0 million.

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
16.	SEGMENT DISCLOSURES (Continued)

	Six Months Ended
	June 30, 2008
	Exploration	Coal	Corporate	Consolidated

REVENUE	$—	$—	$—	$—
COST OF SALES
Production and delivery	—	—	—	—
Depreciation and depletion	—	—	—	—

COST OF SALES	—	—	—	—

EXPENSES
Exploration	(100,708)	(23,847)	—	(124,555)
General and administrative	—	—	(14,250)	(14,250)
Depreciation	(2,183)	(70)	(416)	(2,669)
Mining property care and maintenance	—	—	(4,447)	(4,447)
Accretion of convertible credit facility	—	—	(4,048)	(4,048)
Accretion of asset retirement obligations	(39)	—	(200)	(239)
Gain on sale of other mineral property rights	—	—	—	—
Write-down of carrying values of property, plant and equipment	—	—	(4)	(4)

TOTAL EXPENSES	(102,930)	(23,917)	(23,365)	(150,212)

OPERATING LOSS	(102,930)	(23,917)	(23,365)	(150,212)

OTHER INCOME (EXPENSES)
Interest income	41	1,108	3,517	4,666
Interest expense	—	—	(7,849)	(7,849)
Foreign exchange (losses) gains	(1,257)	1,210	(2,320)	(2,367)
Listing fees — SouthGobi	—	—	—	—
Unrealized gain (loss) on other long-term investments	—	—	—	—
Realized gain on redemption of other long-term investments	—	—	—	—
Gain on sale of equipment	—	—	911	911
Gain on sale of long-term investment and note receivable	—	—	201,428	201,428

LOSS BEFORE INCOME TAXES AND OTHER ITEMS	(104,146)	(21,599)	172,322	46,577
Provision for income taxes	(157)	—	(632)	(789)
Share of loss of significantly influenced investees	—	—	(809)	(809)

NET LOSS FROM CONTINUING OPERATIONS	(104,303)	(21,599)	170,881	44,979
INCOME FROM DISCONTINUED OPERATIONS	—	—	15,159	15,159

NET LOSS	(104,303)	(21,599)	186,040	60,138
NET INCOME ATTRIBUTABLE TO NONCONTROLLING INTERESTS	3,763	—	—	3,763

NET LOSS ATTRIBUTABLE TO IVANHOE MINES LTD.	$(100,540)	$(21,599)	$186,040	$63,901

CAPITAL EXPENDITURES	$45,284	$40,468	$11,402	$97,154

TOTAL ASSETS	$301,022	$124,613	$488,832	$914,468

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
16.	SEGMENT DISCLOSURES (Continued)

	Three Months Ended
	June 30, 2008
	Exploration	Coal	Corporate	Consolidated

REVENUE	$—	$—	$—	$—
COST OF SALES
Production and delivery	—	—	—	—
Depreciation and depletion	—	—	—	—

COST OF SALES	—	—	—	—

EXPENSES
Exploration	(52,490)	(14,768)	—	(67,258)
General and administrative	—	—	(7,451)	(7,451)
Depreciation	(1,084)	(34)	(258)	(1,376)
Mining property care and maintenance	—	—	(2,722)	(2,722)
Accretion of convertible credit facility	—	—	(2,460)	(2,460)
Accretion of asset retirement obligations	28	—	(100)	(72)
Gain on sale of other mineral property rights	—	—	—	—
Write-down of carrying values of property, plant and equipment	—	—	(4)	(4)

TOTAL EXPENSES	(53,546)	(14,802)	(12,995)	(81,343)

OPERATING LOSS	(53,546)	(14,802)	(12,995)	(81,343)

OTHER INCOME (EXPENSES)
Interest income	24	580	1,152	1,756
Interest expense	—	—	(4,202)	(4,202)
Foreign exchange (losses) gains	(582)	734	(1,179)	(1,027)
Listing fees — SouthGobi	—	—	—	—
Unrealized gain (loss) on other long-term investments	—	—	—	—
Realized gain on redemption of other long-term investments	—	—	—	—
Gain on sale of equipment	—	—	911	911
Gain on sale of long-term investment and note receivable	—	—	201,428	201,428

LOSS BEFORE INCOME TAXES AND OTHER ITEMS	(54,104)	(13,488)	185,115	117,523
Provision for income taxes	(169)	—	(591)	(760)
Share of loss of significantly influenced investees	—	—	(709)	(709)

NET LOSS FROM CONTINUING OPERATIONS	(54,273)	(13,488)	183,815	116,054
INCOME FROM DISCONTINUED OPERATIONS	—	—	9,188	9,188

NET LOSS	(54,273)	(13,488)	193,003	125,242
NET INCOME ATTRIBUTABLE TO NONCONTROLLING INTERESTS	2,287	—	—	2,287

NET LOSS ATTRIBUTABLE TO IVANHOE MINES LTD.	$(51,986)	$(13,488)	$193,003	$127,529

CAPITAL EXPENDITURES	$19,950	$27,233	$8,256	$55,439

TOTAL ASSETS	$301,022	$124,613	$488,832	$914,468

17.	SUBSEQUENT EVENTS
The Company has evaluated subsequent events through August 14, 2009, the date the financial statements were issued, and noted no subsequent events that required disclosure.

2	Interim Report for the three and six month periods ended June 30, 2009.	Share Information Common shares of Ivanhoe Mines Ltd. are listed for trading under the symbol IVN on the New York Stock Exchange, NASDAQ and the Toronto Stock Exchange.	Investor Information All financial reports, news releases and corporate information can be accessed on our web site at www.ivanhoe-mines.com

At August 14, 2009, the Company had 378.2 million common shares issued and outstanding and warrants and stock options outstanding for 147.5 million additional common shares.		Transfer Agents and Registrars CIBC Mellon Trust Company 320 Bay Street Toronto, Ontario, Canada M5H 4A6 Toll free in North America: 1-800-387-0825	Contact Information Investors: Bill Trenaman Media: Bob Williamson Suite 654-999 Canada Place Vancouver, B.C., Canada V6C 3E1 Email: info@ivanhoemines.com Tel: (604) 688-5755
INTRODUCTION
This discussion and analysis of the financial condition and results of operations (MD&A) of Ivanhoe Mines Ltd. should be read in conjunction with the unaudited consolidated financial statements of Ivanhoe Mines Ltd. and the notes thereto for the three and six month periods ended June 30, 2009, and with the audited consolidated financial statements of Ivanhoe Mines Ltd. and the notes thereto for the year ended December 31, 2008. These financial statements have been prepared in accordance with United States of America generally accepted accounting principles (U.S. GAAP). In this MD&A, unless the context otherwise dictates, a reference to the Company refers to Ivanhoe Mines Ltd. and a reference to Ivanhoe Mines refers to Ivanhoe Mines Ltd., together with its subsidiaries. Additional information about the Company, including its Annual Information Form, is available at www.sedar.com.
References to “C$” refer to Canadian dollars, “A$” to Australian dollars, and “$” to United States dollars.
This discussion and analysis contains forward-looking statements. Please refer to the cautionary language on page 25.
The effective date of this MD&A is August 14, 2009.
OVERVIEW
IVANHOE MINES ANNOUNCES FINANCIAL RESULTS
AND REVIEW OF OPERATIONS FOR THE SECOND QUARTER OF 2009
HIGHLIGHTS
•
During Q2’09, a comprehensive and balanced draft Investment Agreement for the development of the Oyu Tolgoi mining complex in southern Mongolia continued its progress through the review and approval process established by Mongolia’s national Parliament, the State Great Khural. During the week of August 9, 2009, Ivanhoe Mines and its strategic partner, Rio Tinto, completed negotiations with the Government of Mongolia for an Investment Agreement. The revised draft agreement complies with existing Mongolian laws and legislation, as required by a resolution of Parliament. On August 11, Mongolia’s National Security Council agreed to endorse the revised Investment Agreement. The Government has announced that it will present proposed legislative changes in support of the agreement to a special session of Parliament that is expected to begin discussing Oyu Tolgoi on August 19.

•
Oyu Tolgoi exploration continued during the quarter on the area between the Southwest Oyu and Heruga deposits and work began on an Induced Polarization survey utilizing the advanced, deep-probing Zeus™ technology.

•
Ivanhoe Mines’ 80%-owned subsidiary, SouthGobi Energy Resources (SGQ — TSX.V), reported coal sales in Q2’09 of approximately 384,000 tonnes from its Ovoot Tolgoi mine in southern Mongolia, a significant increase from the Q1’09 coal sales of 127,000 tonnes. SouthGobi recognized revenue of $10.7 million in Q2’09 at an average realized selling price of approximately $30 per tonne.

•
During Q2’09, Ivanhoe Mines’ 83%-owned subsidiary, Ivanhoe Australia (IVA — ASX), commenced preliminary development project studies for the high-grade molybdenum and rhenium deposit at its Merlin Project in Australia to evaluate suitable mining and processing alternatives. A resource estimate compliant with National Instrument 43-101 is expected to be completed in the second half of 2009.

•
In Q2’09, Ivanhoe Mines expensed $38.1 million in exploration and development activities, compared to $67.3 million in Q2’08. In Q2’09, Ivanhoe Mines’ exploration activities were largely focused in Mongolia and Australia.

2

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
INDEX
The MD&A is comprised of the following sections:

1. Selected Quarterly Data

2. Review of Operations

A. Exploration Activities

B. Discontinued Operations

C. Administrative and Other

3. Liquidity and Capital Resources

4. Share Capital

5. Outlook

6. Off-Balance-Sheet Arrangements

7. Contractual Obligations

8. Changes in Accounting Policies

9. Critical Accounting Estimates

10. Recent Accounting Pronouncements

11. International Financial Reporting Standards

12. Risks and Uncertainties

13. Related-Party Transactions

14. Changes in Internal Control over Financial Reporting

15. Qualified Persons

16. Cautionary Statements

17. Forward-Looking Statements

4

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
SELECTED QUARTERLY DATA
($ in millions of U.S. dollars, except per share information)

	Quarter Ended
	Jun-30	Mar-31	Dec-31	Sep-30
	2009	2009	2008	2008
Revenue	$10.7	$3.5	$3.1	$0.0
Exploration expenses	(38.1)	(37.4)	(76.0)	(59.7)
General and administrative	(10.5)	(7.8)	(8.1)	(5.1)
Foreign exchange gains (losses)	21.7	(9.3)	(40.6)	(20.0)
Writedown of other long-term investments	—	—	(18.0)	—
Gain on sale of long-term investments	—	—	—	—
Net (loss) income from continuing operations	(29.9)	(66.7)	(168.1)	(98.7)
Income from discontinued operations	5.0	10.7	8.1	10.7
Net (loss) income	(24.9)	(56.0)	(160.0)	(88.0)

Net (loss) income per share — basic
Continuing operations	$(0.08)	$(0.18)	$(0.45)	$(0.26)
Discontinued operations	$0.01	$0.03	$0.02	$0.03
Total	$(0.07)	$(0.15)	$(0.43)	$(0.23)

Net (loss) income per share — diluted
Continuing operations	$(0.08)	$(0.18)	$(0.45)	$(0.26)
Discontinued operations	$0.01	$0.03	$0.02	$0.03
Total	$(0.07)	$(0.15)	$(0.43)	$(0.23)

	Quarter Ended
	Jun-30	Mar-31	Dec-31	Sep-30
	2008	2008	2007	2007
Revenue	$0.0	$0.0	$0.0	$0.0
Exploration expenses	(67.3)	(57.3)	(96.6)	(74.8)
General and administrative	(7.5)	(6.8)	(9.0)	(7.0)
Foreign exchange (losses) gains	(1.0)	(1.3)	2.3	2.1
Writedown of other long-term investments	—	—	(24.5)	—
Gain on sale of long-term investments	201.4	—	—	—
Net (loss) income from continuing operations	118.3	(69.6)	(265.5)	(90.0)
Income from discontinued operations	9.2	6.0	11.9	6.8
Net (loss) income	127.5	(63.6)	(253.6)	(83.1)

Net (loss) income per share — basic
Continuing operations	$0.32	$(0.19)	$(0.71)	$(0.24)
Discontinued operations	$0.02	$0.02	$0.04	$0.02
Total	$0.34	$(0.17)	$(0.67)	$(0.22)

Net (loss) income per share — diluted
Continuing operations	$0.29	$(0.19)	$(0.71)	$(0.24)
Discontinued operations	$0.02	$0.02	$0.04	$0.02
Total	$0.31	$(0.17)	$(0.67)	$(0.22)

5

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
REVIEW OF OPERATIONS
Ivanhoe Mines is an international mining company with operations in Central Asia and the Asia Pacific region. The Company is primarily engaged in exploration activities, although a major portion of its expenditures relate directly to development work at its Oyu Tolgoi Project. Principal assets include:
•	Ivanhoe Mines’ 100%-owned Oyu Tolgoi Copper and Gold Project in southern Mongolia.
•
Ivanhoe Mines’ 80% stake in SouthGobi, which is producing and selling coal from its Ovoot Tolgoi Mine in southern Mongolia to customers in China and is conducting ongoing exploration and development programs at several other Mongolian and Indonesian coal prospects.

•
Ivanhoe Mines’ 83% stake in Ivanhoe Australia, which is exploring its Cloncurry Iron-Oxide-Copper-Gold (IOCG) Project in Queensland and has entered into a joint venture on exploration tenements in the Tennant Creek Mineral Field in Australia’s Northern Territory.

•	Ivanhoe Mines’ 49% interest in Altynalmas Gold, which owns the Bakyrchik and Bolshevik Gold Projects in Kazakhstan.
In Q2’09, Ivanhoe Mines recorded a net loss of $24.9 million (or $0.07 per share), compared to a net income of $127.5 million (or $0.34 per share) in Q2’08, representing a decrease of $152.4 million. The net income in Q2’08 was a result of the $201.4 gain on sale of the investment in Jinshan Gold Mines Inc. Results for Q2’09 were mainly affected by $38.1 million in exploration expenses, $10.5 million in general and administrative expenses and $4.3 million in interest expense. These amounts were offset by $5.0 million in income from discontinued operations and $21.7 million in mainly unrealized foreign exchange gains.
Exploration expense of $38.1 million in Q2’09 decreased $29.2 million from $67.3 million in Q2’08. The exploration expenses included $25.2 million spent in Mongolia ($53.4 million in Q2’08), primarily for Oyu Tolgoi and Ovoot Tolgoi, and $8.8 million incurred by Ivanhoe Australia ($10.8 million in Q2’08). Exploration costs are charged to operations in the period incurred and often represent the bulk of Ivanhoe Mines’ operating loss for that period. Ivanhoe Mines expects to commence capitalizing Oyu Tolgoi development costs once an Investment Agreement is finalized with the Government of Mongolia.
Ivanhoe Mines’ cash position, on a consolidated basis at June 30, 2009, was $368.0 million.
During Q2 and into early Q3’09, the Company continued to negotiate with the Government of Mongolia to achieve a comprehensive and balanced draft Investment Agreement for the development of Ivanhoe Mines’ Oyu Tolgoi mining complex in southern Mongolia. During the week of August 9, Ivanhoe Mines and its strategic partner, Rio Tinto, completed negotiations with the Government of Mongolia for an Investment Agreement. The revised draft agreement complies with existing Mongolian laws and legislation, as required by a resolution of Parliament. Mongolia’s National Security Council agreed on August 11 to endorse the latest agreement. The Government has announced that it will present proposed legislative changes in support of the agreement to a special session of Parliament that is expected to begin discussing Oyu Tolgoi on August 19.

6

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
Ivanhoe Mines is prepared to act decisively, if necessary, to further curtail its ongoing investment in the Oyu Tolgoi Project if sufficient progress is not made toward the timely completion of an Investment Agreement with the Mongolian Government. An agreement is required before construction of the Project may begin.
A. EXPLORATION ACTIVITIES
In Q2’09, Ivanhoe Mines expensed $38.1 million in exploration and development activities, compared to $67.3 million in Q2’08. In Q2’09, Ivanhoe Mines’ exploration activities were largely focused in Mongolia and Australia.
Summary of exploration and development expenditures by location:

	Three Months ended
	June 30,
(Stated in $000’s of U.S. dollars)	2009	2008

Mongolia
Oyu Tolgoi	$20,352	$40,324
Coal Division	4,348	9,403
Other Mongolia Exploration	514	3,681

	25,214	53,408
Australia	8,807	10,787
Indonesia	3,843	2,795
Other	232	268

	$38,096	$67,258

MONGOLIA
OYU TOLGOI COPPER-GOLD PROJECT
The Oyu Tolgoi Project is approximately 550 kilometres south of Ulaanbaatar and 80 kilometres north of the Mongolia-China border. Mineralization on the property consists of copper, gold and molybdenum contained in a porphyry system that has been established to date along a structural corridor that extends over 20 kilometres. Mineral resources have been identified in a series of deposits along this corridor, including the Southern Oyu group of deposits, the Hugo Dummett Deposit and the Heruga Deposit. In March 2008, an updated Oyu Tolgoi Technical Report prepared by GRD Minproc Limited was released. This estimate can be found in the 2008 Annual Information Form on www.sedar.com.
In Q2’09, Ivanhoe Mines incurred exploration expenses of $20.4 million at Oyu Tolgoi compared to the $40.3 million incurred in Q2’08. The $20.4 million included a significant portion of expenditures related directly to development work. It is expected that Ivanhoe Mines will commence capitalizing Oyu Tolgoi development costs once an Investment Agreement is finalized with the Government of Mongolia.

7

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
Extraordinary session of Mongolian Parliament to consider legislative changes to support revised Oyu Tolgoi Investment Agreement endorsed by Mongolia’s National Security Council
There were significant achievements during the second quarter and early third quarter of 2009 in the five-year-long quest by Ivanhoe Mines to conclude an acceptable Investment Agreement with the Government of Mongolia for the development of the Oyu Tolgoi Project. Such an agreement, under Mongolian law, provides for the long-term stabilization of taxation and other fiscal policies and a stable operating environment necessary for the commitment of large-scale capital funding for new mine developments.
First draft agreement: 2007
The first draft Investment Agreement for Oyu Tolgoi under the 2006 Minerals Law was produced in Q2’07 through negotiations between Ivanhoe Mines — with the support of its strategic partner, Rio Tinto — and a Working Group appointed by the Government of Mongolia. The Government approved the Investment Agreement for presentation to Parliament and forwarded the agreement to Parliament in July 2007. In December 2007, this initial draft agreement was withdrawn by the Government for further review and input from international experts.
Second draft agreement: February 2009
In January 2009, Ivanhoe Mines and Rio Tinto re-started negotiations with a newly formed Government Working Group for an Investment Agreement that would recognize the realities of the then current international investment and commodities environment and the economic benefits inherent in the development of the Oyu Tolgoi Project.
In February 2009, the negotiators reached agreement on a second version of an Investment Agreement and a companion Shareholders’ Agreement. The agreements were reviewed and approved in principle by the Cabinet and the National Security Council and presented to Parliament in March 2009 as part of what was expected to be the final approval process. During the review process, Parliament mandated that final approval of an Oyu Tolgoi Investment Agreement would be the responsibility of the Government.
After the end of the second quarter, on July 16, 2009, Parliament issued a resolution that authorized the Government of Mongolia, through the Prime Minister, to conclude an Investment Agreement for Oyu Tolgoi with Ivanhoe Mines and Rio Tinto. The parliamentary resolution contained certain conditions, one of which required the Government to conclude an Investment Agreement for the Oyu Tolgoi project in compliance with existing Mongolian laws and legislation.

8

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
Third draft agreement: August 2009
In a letter dated July 20, Prime Minister Sanjaa Bayar invited Ivanhoe Mines and Rio Tinto to resume negotiations on the Investment Agreement in accordance with Parliament’s July 16 resolution. The Prime Minister pledged to work with the companies to reach an agreement that is “mutually beneficial, fair and sustainable.” Representatives of Ivanhoe Mines and Rio Tinto duly conducted intensive negotiations with a governmental Working Group throughout the last week of July and the first 10 days of August.
The negotiators for Ivanhoe Mines, Rio Tinto and the Government of Mongolia subsequently reached general agreement on a revised Investment Agreement during the week of August 9 that is consistent with the parliamentary resolution’s directive on legislative compliance. It is the third such draft agreement to be produced in the past two years.
The August draft agreement was accepted by the Government’s Cabinet. On August 11, Mongolia’s National Security Council — consisting of the Prime Minister, the President and Speaker of the State Great Khural (the national Parliament) — agreed to support the agreement. The National Security Council also agreed to support changes to some existing laws to give effect to the Oyu Tolgoi Investment Agreement. The Government announced that one of the proposed changes would involve cancellation of the three-year-old, 68% windfall profits tax on copper and gold effective January 1, 2011. In accordance with provisions of the 2006 Minerals Law, the August agreement also provided the Government of Mongolia with a 34% equity interest in Ivanhoe Mines Mongolia Inc. LLC, which holds the Oyu Tolgoi mining licences.
On August 13, the Government formally submitted draft bills to amend certain laws, along with the approved draft of the Oyu Tolgoi Investment Agreement, to the Speaker of Parliament and asked the Speaker to convene a special session of Parliament, which currently is on summer recess. The parliamentary session is expected to open on August 17 and is expected to begin discussing Oyu Tolgoi on August 19. The Government will ask Parliament to enact a series of proposed legislative changes to support the Investment Agreement. Material developments will be reported during the balance of Q3’09.
Ivanhoe Mines and Rio Tinto are continuing to assess the implications for the Oyu Tolgoi Project and its development schedule as a result of the delays in final approval of the required Investment Agreement and the companion Shareholders’ Agreement.
Engineering and development advancing in readiness for mine construction
During Q2’09, the engineering and development team remained focused on maintaining the Oyu Tolgoi Project in a position to commence construction once an Investment Agreement is finalized.
The main activity at site was the preparation for the first ventilation raise (a vertical connection from underground to surface), to supply fresh air from surface to the underground workings. A level was established mid-shaft, 512 metres from the surface, which will facilitate the proposal to develop the ventilation shaft, with a raise drill, in two sections and will also allow for localized ground support in an area immediately below the 512-metre level. This development was completed and tunnelling has since recommenced on the 1,300-metre level.

9

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
Ivanhoe Mines has continued to advance mine planning and engineering. The Oyu Tolgoi Project’s Integrated Development Plan will be updated following the completion of an acceptable Investment Agreement.
Oyu Tolgoi Exploration
Oyu Tolgoi exploration continues on the area between Southwest Oyu and Heruga; IP survey using Zeus™ technology begins
During Q2’09, Ivanhoe Mines completed 2,950 metres of drilling on the Oyu Tolgoi Project, entirely in the area between Southwest Oyu and Heruga, within Ivanhoe Mines’ 100%-owned Oyu Tolgoi Mining Licence. Two holes were drilled with the one drill rig available. Drill hole OTD1493A was lost at a depth of 1,299 metres in the conglomerate that caps the mineralization. This hole is 500 metres north of the previously reported thick intersection in OTD1487A. Another hole, 500 metres to the north-northeast, is currently at 1,780 metres in siltstones that overlie the conglomerate.
In the second quarter, Ivanhoe Mines and GoviEx Gold entered into an agreement to inaugurate the proprietary Zeus™ technology at Oyu Tolgoi in an expanded induced polarization (IP) survey to test the full extent, on strike and at depth, of the Oyu Tolgoi copper and gold mineralized trend. The Zeus IP transmitter has been designed to increase the effectiveness and productivity of exploration surveys through improved resolution of targets and host geology, enabling real-time investigation of mineralized targets to extended depths. The Zeus IP survey is being conducted in the same area as the drilling. The multiple A-B electrode spacings, up to 20 kilometres wide, will allow a greater understanding of the deep mineralization in this area.
GoviEx Gold is an Asia-based mineral exploration company that utilizes proprietary geophysical technology and expertise to conduct exploration activities at the regional, district and mine scale.
MONGOLIA
COAL PROJECTS
SOUTHGOBI ENERGY RESOURCES (80% owned)
SouthGobi’s Ovoot Tolgoi coal mine achieves record coal sales
SouthGobi is producing and selling coal at its Ovoot Tolgoi Project in southern Mongolia’s Gobi region, 45 kilometres north of Mongolia’s border with China.
During Q2’09, SouthGobi remained in the production shut down that was initiated in February 2009 as a result of difficulties in expediting coal shipments across the Mongolia-China border due to sporadic openings at the Ceke crossing. Coal sales during Q2’09 were made from inventory to reduce costs and stockpiles.

10

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
In June 2009, the border increased its operating hours to 11 hours a day, six days a week, which enabled SouthGobi to increase its coal sales and draw down its coal stockpiles. Coal shipments in June 2009 increased to approximately 232,000 tonnes, a new record for SouthGobi. With increasing sales and reductions in its coal inventory, SouthGobi recommenced full mining operations on July 1, 2009.
Discussions with the Mongolian Government to keep the Ceke border crossing open 24 hours a day year round are continuing.
Coal sales in Q2’09 were approximately 384,000 tonnes, a significant increase from the Q1’09 coal sales of approximately 127,000 tonnes. SouthGobi recognized revenue of $10.7 million in Q2’09 at an average realized selling price of approximately $30 per tonne. Cost of sales was $9.1 million in Q2’09, which comprised the cost of the product sold, mine administration costs, equipment depreciation, and depletion of stripping costs. Total cash costs per tonne of coal sold in Q2’09 were $18.13, compared to $18.51 for Q1’09. The decrease was due primarily to increased sales in the quarter.
A second fleet of coal-mining equipment to expand Ovoot Tolgoi’s production capacity, consisting of a Liebherr 966 hydraulic excavator (34-cubic-metre capacity) and four Terex MNT4400 trucks (260-ton capacity), is scheduled to be commissioned in October 2009.
Norwest Corporation, a major international engineering firm, is preparing a new Technical Report for the Ovoot Tolgoi Project, incorporating data from drilling up to the end of 2008. The report is expected to be completed later in 2009.
SouthGobi Receives Mining Licence for the Tsagaan Tolgoi Coal Deposit
On August 12, 2009, SouthGobi announced that Mongolian authorities had issued a mining licence for the Tsagaan Tolgoi coal property that is held by SouthGobi’s Mongolian subsidiary, Southgobi sands LLC.
The Tsagaan Tolgoi property is in the South Gobi Region, approximately 415 kilometres east of SouthGobi’s Ovoot Tolgoi coal mine.
An independent NI 43-101-compliant resource estimate for Tsagaan Tolgoi was prepared in February, 2008 by Norwest Corporation. Norwest estimated 23.4 million tonnes of measured resources, 13.0 million tonnes of indicated resources and 9.0 million tonnes of inferred resources. The coal is of volatile bituminous B to C in rank based on ASTM D 388 standards and is suitable for use as a thermal coal. The resources appear to be amenable to surface extraction down to a planned depth of 150 metres. Details of the assumptions and parameters used to calculate these coal resources and coal quality estimates are set out in the Technical Report entitled “Coal Geology and Resources — Tsagaan Tolgoi Property” dated March 25, 2008 and available at www.sedar.com.
The deposit has the potential to supply any future coal-fired power plant that may be developed to produce electricity for Ivanhoe Mines’ planned Oyu Tolgoi copper-gold mining complex, which is approximately 115 kilometres northeast of Tsagaan Tolgoi.

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IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
SouthGobi is required to submit a Technical and Economic Study to the government agency in charge of mining within 60 days of the receipt of the mining licence. The study is almost complete and SouthGobi intends to meet the submission deadline. The General Environmental Impact Assessment (EIA) for the Tsagaan Tolgoi Project was approved by Mongolia’s Ministry of Nature and Environment in June 2009. A more detailed EIA is underway and will be submitted following approval of the Technical and Economic Study.
A decision to mine coal at Tsagaan Tolgoi will depend on the receipt of additional required permits and would follow the results of more detailed studies.
INDONESIA
COAL PROJECTS
SOUTHGOBI ENERGY RESOURCES (80% owned)
SouthGobi stockpiling test shipments at Mamahak Coal Project, Indonesia
SouthGobi holds an 85% interest in the Mamahak Project in East Kalimantan, Indonesia, with provisions to increase its interest to 100%.
SouthGobi has filed the required permit applications for mining, coal transportation and a barge load-out facility for the area. SouthGobi has engaged two smaller mining contractors who have significant experience in operations similar to Mamahak. In April 2009, initial pre-development work was started with the removal of waste rock, extraction and roadwork. A site office, accommodation camp and a satellite communication system are mobilized for the project. An administrative project office has been established at the port village of Melak on the Mahakam River approximately 90 kilometres from the site.
The 34-kilometre coal haul from the SW deposit to the barge port on the Mahakam River has been completed and commissioned. The installation of a river barge loading terminal which is located at Long Habung on the Mahakam River is also completed, as well as, installation and commissioning of truck weigh scales, coal crushing equipment and a mine site coal analysis laboratory.
In May 2009, SouthGobi signed a coal marketing agreement with Glencore International AG (Glencore). Under the terms of the agreement, Glencore will provide SouthGobi with coking coal marketing expertise and river barging/vessel loading logistical services. With the completion of the coal marketing agreement, SouthGobi is planning to ship an initial 30,000-tonne test cargo from the Mamahak coal project to potential Asian customers during Q3’09.

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IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
AUSTRALIA
IVANHOE AUSTRALIA (83% owned)
Ivanhoe Australia incurred exploration expenses of $8.8 million in Q2’09, compared to $10.8 million in Q2’08. The decrease of $2.0 million was largely due to Ivanhoe Australia’s concentrated focus on the Merlin project and a decrease in its greenfields exploration.
Ivanhoe Australia’s key projects, all situated on granted Mining Leases, are Merlin, Mount Elliott, Mount Dore and Starra Line. During Q2’09, exploration was focused on the Merlin molybdenum and rhenium discovery, with step-out drilling on the deposit’s northern extension, infill drilling and work on a scoping study.
Scoping Study underway of mining and processing options for Merlin Molybdenum and Rhenium Discovery
The Merlin Deposit is a clearly defined, high-grade body of molybdenum and rhenium sulphide mineralization.
The Merlin discovery has now been tested by 115 drill holes; assay results are available for 102 of these holes, including some historical holes that have been re-assayed for molybdenum and rhenium.
Merlin is the lower most mineralized zone in the Mount Dore deposit and starts near the surface and dips east at between 45 and 55 degrees. To date, it has been intersected to approximately 500 metres down dip. Merlin has an average true thickness of approximately 25 metres and remains open along strike to the north. The current strike length of the zone, for which results are available, is over 900 metres. Mineralization has been found over a strike length of 1,300 metres in step-out holes; however the mineralization thins to the north where it is also noted that the copper and gold content increases.
Drilling during Q2’09 tested the northern extension of Merlin along 200-metre step-out traverses. This step-out drilling has now been placed on hold to allow the drill testing of strong surface mineralization located at the newly identified Cave Hill prospect, three kilometres to the north of Merlin. Infill drilling at Merlin continues and has confirmed that the southern section of Merlin contains medium molybdenum grades hosted within a relatively flat zone.
Infill drilling into the main lower zone at Merlin has added confidence to the continuity. However, holes around the high-grade intersections have returned lower, but still significant grades. Infill drilling at Merlin will continue, with the aim to test the project on fifty-metre by fifty-metre centres. A NI 43-101-compliant resource estimate is in progress and is expected to be completed in the second half of 2009.
Preliminary development project studies for Merlin are underway to evaluate suitable mining and processing alternatives for the Merlin Project.

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IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
Ivanhoe Australia has initiated metallurgical testing to assist in design of the optimal process flowsheet. Initial testwork has demonstrated that the molybdenum and rhenium can be readily floated with high recovery into a bulk concentrate.
Design studies and cost estimates for decline access and mining of Merlin have commenced. The initial design phase of the decline is now complete. The geotechnical drilling commenced in July to enable further assessment of the decline portal site and decline path.
The initial scoping for the design of a mill including an optional molybdenum and rhenium downstream processing facility is underway. The scale of the mill is yet to be finalized but is being contemplated as a minimum of 500,000 tonnes.
Regional Exploration
Ivanhoe Australia holds 15 Exploration Permits for Minerals (EPMs) and 20 Mining Leases (MLs) for a total of 1,663 square kilometres, in the Cloncurry area. Ivanhoe Australia also has six EPM applications in process, covering 757 square kilometres.
Regional exploration in Q2’09 included 2,568 metres of reverse circulation drilling and 229 metres of diamond drilling (at the Diva Project and Snake Creek). Fieldwork focused on Lanham’s Shaft and other prospects in the northeastern parts of the tenements, as well as exploration between Merlin and Metal Ridge North.
Work on Emmerson Resources Joint Venture
In April 2009, Ivanhoe Australia purchased an initial 10% equity stake in Emmerson Resources (Emmerson) for approximately A$2.9 million, with the opportunity to increase this to 19.9% with an additional investment of A$5.6 million. Ivanhoe Australia also entered into a joint-venture agreement covering all of Emmerson’s tenements in the Tennant Creek Mineral Field (TCMF), in Australia’s Northern Territory. Ivanhoe Australia is required to spend A$18 million over three years to earn a 51% equity interest, which could increase to 70% in particular projects if certain Mineral Resource thresholds are met.
Emmerson is an Australian mineral exploration company listed on the Australian Stock Exchange. Emmerson’s tenements in the TCMF cover approximately 2,700 square kilometres in the centre of the Northern Territory.
Exploration undertaken since April 2009 includes drilling on the Analytic One Target and a geophysical survey on the Trinity Project Area and the Northern Project Area.

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IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
KAZAKHSTAN
Work on feasibility study to begin this year
Altynalmas Gold’s principal assets are the Bakyrchik Gold Project and the Bolshevik Project which are located on the highly prospective Kyzyl Shear in Kazakhstan.
Subject to its Board’s approval, Altynalmas Gold plans to undertake an initial 33,000-metre deep-level drilling program at the Bakyrchik Gold Project with a view to upgrading the present mineral resource to provide the basis for future project financing. The drilling program is expected to run from September 2009 to April 2011 with five drill rigs. In addition, Altynalmas Gold plans to commence a 6,000-metre, near-surface drilling program in November 2009 to drill open-pit targets. On the completion of the drilling program, Altynalmas Gold plans to complete a feasibility study.
Construction of a 100,000-tonne-per-year rotary kiln (Pilot Roaster) began in September 2007 and was completed in December 2008. The purpose of the Pilot Roaster plant is to assess the viability of roasting, using a rotary kiln as outlined in the work program approved by Kazakhstan’s Ministry of Energy and Mineral Resources. On April 18, 2009, a decision was made to shut down the Pilot Roaster until further modifications to the ore preparation and rotary kiln are made at a capital cost of approximately $0.5 million. The Pilot Roaster plant is scheduled to be recommissioned during September 2009. The Pilot Roaster has not achieved the designed gold recoveries due to possible over roasting of sulphide minerals and inability to completely oxidise organic carbon.
Laboratory bench-scale, fluid-bed-roasting tests recently completed show that high gold recoveries can be achieved for a whole-ore roast with a reducing first stage, followed by a highly oxidizing second stage with recoveries now approaching 92%.
CHINA
Exploration continues in Northern China, focusing on high-quality gold and copper projects for acquisition
Reconnaissance field exploration, reinitiated in late March, continued through Q2’09 and focused on northern central and eastern regions of Hebei province. The program, through systematic field traversing, data reviews and rock-chip and channel sampling (over 3,000 samples taken), has assessed in excess of 300 mineral occurrences and mines in the region, with several targets generated for follow-up exploration. This follow-up phase of exploration will consist of detailed sampling and specific project data reviews, followed by initiation of initial negotiations with licence holders, or with local government agencies where appropriate. The goal of this program is to identify high-quality, semi-advanced and grass-roots projects for acquisition through licence-bidding applications over unlicenced targets and joint-venture formation with, or direct purchase from, the existing licence holders.

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IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
B. DISCONTINUED OPERATIONS
In February 2005, the Company sold its Savage River mining operations in Tasmania, Australia, for two initial cash payments totalling $21.5 million, plus a series of five contingent, annual payments that commenced on March 31, 2006.
The first contingent annual payment of $28.2 million was received by Ivanhoe Mines in 2006, the second contingent annual payment of $20.3 million was received in 2007 and the third contingent annual payment of $29.2 million was received in 2008.
On April 1, 2009, Ivanhoe Mines received an amount of $37.0 million in relation to the fourth annual contingent payment and a further $1.7 million was received in Q3’09.
To date, Ivanhoe Mines has received $137.9 million in proceeds from the sale of Savage River.
At June 30, 2009, Ivanhoe Mines has accrued a $5.0 million receivable in relation to the fifth contingent annual payment due in March 2010. This amount is calculated based upon the actual tonnes of iron ore sold during the three-month period ended June 30, 2009, and the escalating price formula.
C. ADMINISTRATIVE AND OTHER
General and administrative costs. Administrative costs in Q2’09 were $10.5 million, an increase of $3.0 million from Q2’08 ($7.5 million). The main reason for the increase was an additional $2.0 million non-cash stock compensation expense related mainly to options granted during the quarter. There was also an increase in general travel and consulting costs in Q2’09.
Interest income. Interest income in Q2’09 of $0.7 million was $1.1 million less than Q2’08 ($1.8 million) primarily due to significantly lower interest rates being achieved in 2009.
Interest expense. The $4.3 million in interest expense for Q2’09 is consistent with Q2’08 ($4.2 million) Q2’08. This balance consists mainly of accrued interest on the convertible credit facility with Rio Tinto.
Foreign exchange gain. The $21.7 million foreign exchange gain during Q2’09 was mainly attributable to the strengthening of the Canadian and Australian dollars against the U.S. dollar during the quarter. The majority of this foreign exchange gain ($19.6 million) was unrealized at June 30, 2009.
Share of loss on significantly influenced investees. The $3.0 million share of loss on significant influenced investees in Q2’09 represents Ivanhoe Mines’ share of Exco’s and Altynalmas’ net loss.

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IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
LIQUIDITY AND CAPITAL RESOURCES
Cash Flow
Operating activities. The $38.1 million of cash used in operating activities from continuing operations in Q2’09 primarily was the result of $33.4 million in cash exploration expenditures and a $5.1 million change in non-cash operating working capital.
Investing activities. The $20.1 million of cash provided by investing activities in Q2’09 included $37.0 million received as part of the fourth annual payment from the sale of the Savage River operation. This receipt was offset by $11.9 million used in property, plant and equipment purchases mainly relating to Ovoot Tolgoi, $4.4 million advanced to Altynalmas Gold and $4.6 million incurred purchasing shares in Ivanhoe Nickel and Platinum (Ivanplats), Emmerson Resources and Exco Resources.
Financing activities. The $34.5 million in cash provided by financing activities was mainly attributable to $34.6 million received from a credit facility obtained in April 2009.
Liquidity and Capital Resources
Recent developments in capital markets have restricted access to debt and equity financing for many companies. As a result, the Company continues to review its 2009 capital spending requirements and will be adjusting those spending requirements in light of the Investment Agreement negotiations in Mongolia. The Company also is assessing its options for financing future capital expenditures and is monitoring prevailing conditions in international credit markets.
At June 30, 2009, consolidated working capital was $374.1 million, including cash and cash equivalents of $368.0 million, compared with working capital of $402.0 million and cash and cash equivalents of $384.1 million at December 31, 2008. Included in the June 30, 2009, cash and cash equivalents balance of $368.0 million was $2.8 million of SouthGobi’s cash and cash equivalents and $31.3 million of Ivanhoe Australia’s cash and cash equivalents, which were not available for the Company’s use. Based on Ivanhoe Mines’ financial position at June 30, 2009, Ivanhoe Mines believes that its existing funds should be sufficient to fund its minimum obligations, including general corporate activities, for at least the next 12 months.
Should Ivanhoe Mines be unable to negotiate an Investment Agreement that is acceptable to Rio Tinto, with the result that Rio Tinto elects not to proceed with the $388.0 million second tranche private placement, Ivanhoe Mines may delay, postpone or curtail certain of its planned activities for 2009 and thereafter. Rio Tinto’s obligation to complete the second tranche private placement terminates on October 27, 2009 if an Investment Agreement has not been finalized.

17

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
Financial Instruments
The Company’s financial instruments consist of cash and cash equivalents, accounts receivable, other current assets, long-term investments, other long-term investments, accounts payable and amounts due under credit facilities.
The fair value of Ivanhoe Mines’ long-term investments was determined by reference to published market quotations, which may not be reflective of future values.
The fair value of Ivanhoe Mines’ other long-term investments, consisting of the Long-Term Notes, was determined by considering the best available data regarding market conditions for such investments, which may not be reflective of future values.
The fair values of Ivanhoe Mines’ remaining financial instruments were estimated to approximate their carrying values, due primarily to the immediate or short-term maturity of these financial instruments.
Ivanhoe Mines is exposed to credit risk with respect to its accounts receivable. The significant concentrations of credit risk are situated in Mongolia and Australia. Ivanhoe Mines does not mitigate the balance of this risk in light of the credit worthiness of its major debtors.
Ivanhoe Mines is exposed to interest rate risk with respect to the variable rates of interest incurred on the convertible credit facility and amounts due under credit facilities. Interest rate risk is concentrated in Canada. Ivanhoe Mines does not mitigate the balance of this risk.
SHARE CAPITAL

At August 14, 2009, the Company had a total of:
•	378.2 million common shares outstanding.
•
19.0 million incentive stock options outstanding, with a weighted average exercise price of C$7.96 per share. Each option is exercisable to purchase a common share of the Company at prices ranging from C$2.82 to C$16.79 per share.

•
46.0 million share purchase warrants outstanding granted to Rio Tinto, with exercise prices ranging between US$8.38 and US$8.58 per share (Series A warrants). These warrants are exercisable until one year after the earlier of completion of an acceptable Investment Agreement with the Government of Mongolia for the development of the Oyu Tolgoi Project and October 27, 2009.

•
46.0 million share purchase warrants outstanding granted to Rio Tinto, with exercise prices ranging between US$8.38 and US$9.02 per share (Series B warrants). These warrants are exercisable until two years after the earlier of completion of an acceptable Investment Agreement with the Government of Mongolia for the development of the Oyu Tolgoi Project and October 27, 2009.

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IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
•
35.0 million Series C share purchase warrants outstanding granted to Rio Tinto as part of the $350.0 million credit facility agreement, with an exercise price of US$10.00 per share. These warrants are exercisable until October 24, 2012.

•
1.4 million share purchase warrants outstanding with an exercise price of C$3.15 per share. These warrants were granted to Rio Tinto under certain anti-dilution provisions in the 2006 Private Placement Agreement (Anti-Dilution warrants). These warrants are divided into two series and have lives identical to the Series A warrants and B warrants.

OUTLOOK
The information below is in addition to the disclosure concerning specific operations included in the Review of Operations section of this MD&A.
General Economic Conditions
There has been a recent improvement in credit markets and global economic conditions. However, there continues to be significant volatility in exchange-traded commodity prices, including precious and base metal prices. As a result, it is difficult to forecast metal prices and demand trends for products that Ivanhoe Mines expects to produce from its operations. Notwithstanding the improvement in credit market conditions, the cost of obtaining capital has increased and there continues to be a limited availability of funds. Accordingly, management is reviewing the effects of the current conditions on Ivanhoe Mines’ business.
Exchange rates
The Company holds a portion of its cash resources in currencies other than the US$. The Company expects to incur future expenditures in currencies other than the US$, most notably Canadian and Australian dollar expenditures. As a result, exchange gains and losses from holding Canadian and Australian dollars primarily are unrealized and are expected to continue to fluctuate significantly given the recent volatility in foreign exchange rates.
Capital Expenditures
Ivanhoe Mines continues to review its capital spending in light of current market conditions and its expectation of achieving an acceptable Investment Agreement in 2009 for the Oyu Tolgoi Project.
The Company continues to focus major efforts on finalizing an acceptable Investment Agreement with the Government of Mongolia. Ivanhoe Mines has continued to advance mine planning, engineering and construction work and will prepare an update to the 2005 Integrated Development Plan (IDP05) once an acceptable Investment Agreement with the Government of Mongolia has been approved. An updated IDP would be based on the terms of an acceptable Investment Agreement and would provide a current estimate of the Oyu Tolgoi Project’s expected capital and operating costs, production levels and the timetable for development.

19

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
An agreement was executed with Rio Tinto in 2008 that provided for the purchase by Rio Tinto of certain project equipment already purchased by Ivanhoe Mines and the funding of future equipment purchases while Ivanhoe Mines and Rio Tinto continue to engage the Government of Mongolia in discussions toward an acceptable Investment Agreement. In aggregate, Ivanhoe Mines received approximately $121.5 million in 2008 from the sale of the equipment to Rio Tinto. In addition, Rio Tinto can require Ivanhoe Mines to repurchase the equipment that has been sold to Rio Tinto — and any other equipment purchased by Rio Tinto as part of this agreement — once an acceptable Investment Agreement is reached with the Government of Mongolia. Ivanhoe Mines also has a right of first refusal to repurchase the equipment if Rio Tinto deems it appropriate to use the equipment elsewhere.
Should Ivanhoe Mines be unable to, or decide not to, reacquire long-lead-time equipment that has been purchased or committed to, the draft updated IDP will need to be modified to reflect the corresponding changes to the mine plan and the impact on the Oyu Tolgoi Project economics.
In July 2009, the Parliament of Mongolia amended the Value Added Tax Law. The amendments suggest that the Mongolian mining industry may no longer be able to qualify for VAT refunds unless a finished product is produced. Gold remains in an exempt category. Ivanhoe Mines is still assessing the potential impact of this development on the Oyu Tolgoi Project.
Other information
The Company is actively involved in advancing several other projects. These activities are expected to continue through the remainder of 2009, with a focus on subsidiary SouthGobi and its mining of coal; subsidiary Ivanhoe Australia and its activities on its Cloncurry tenements and Tennant Creek joint-venture; and Altynalmas Gold, which is planning to modify the ore preparation and rotary kiln at the Bakyrchik Mine. At the present time, SouthGobi and Ivanhoe Australia have sufficient funds to advance their operations and development plans for 2009. Altynalmas Gold is reviewing its operating plans to determine the amount of funding that it will require from its shareholders, of which Ivanhoe Mines owns 49%.
OFF-BALANCE-SHEET ARRANGEMENTS
During the quarter ended June 30, 2009, Ivanhoe Mines was not a party to any off-balance-sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations, financial condition, revenues or expenses, liquidity, capital expenditures or capital resources of the Company.
CONTRACTUAL OBLIGATIONS
As at June 30, 2009, there were no significant changes in Ivanhoe Mines contractual obligations and commercial commitments from those disclosed in its MD&A for the year ended December 31, 2008.

20

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
CHANGES IN ACCOUNTING POLICIES
On January 1, 2009, the Company adopted the provisions of the FASB issued Statement of Financial Accounting Standards No. 141 (revised 2007), “Business Combinations” (SFAS 141(R)). SFAS 141(R) changes accounting for acquisitions that close beginning in 2009. More transactions and events will qualify as business combinations and will be accounted for at fair value under the new standard. SFAS 141(R) promotes greater use of fair values in financial reporting. Some of the changes will introduce more volatility into earnings. The adoption of SFAS 141(R) had no impact on the Company’s consolidated financial position or results of operations.
On January 1, 2009, the Company adopted the provisions of the FASB issued Statement of Financial Accounting Standards No. 160, “Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51” (SFAS 160). SFAS 160 establishes accounting and reporting standards pertaining to (i) the nature and classification of the noncontrolling interest in the Consolidated Statement of Financial Position, (ii) attributing net income and comprehensive income to the parent and the noncontrolling interest, (iii) changes in a parent’s ownership interest in a subsidiary, and (iv) deconsolidation of a subsidiary. Except for presentation changes, the adoption of SFAS 160 had no impact on the Company’s consolidated financial position, results of operations or cash flows.
On January 1, 2009, the Company prospectively adopted the provisions of the Emerging Issues Task Force (EITF) consensus on Issue No. 08-6, “Equity Method Investment Accounting Considerations” (EITF 08-6), which clarifies the accounting for certain transactions and impairment considerations involving equity method investments. EITF 08-6 provides guidance on a number of factors, including, determination of the initial carrying value of an equity method investment, performing an impairment assessment of an underlying indefinite-lived intangible asset of an equity method investment, accounting for an equity method investee’s issuance of shares, and accounting for a change in an investment from the equity method to the cost method. The adoption of EITF 08-6 had no impact on the Company’s consolidated financial position or results of operations.
On January 1, 2009, the Company adopted the provisions of EITF 08-8, “Accounting for an Instrument (or an Embedded Feature) with a Settlement Amount That is Based on the Stock of an Entity’s Consolidated Subsidiary” (EITF 08-8). EITF 08-8 states that a financial instrument for which the payoff to the counterparty is based, in whole or in part, on the stock of an entity’s consolidated subsidiary is not precluded from qualifying for the first part of the scope exception in paragraph 11(a) of FAS 133, “Accounting for Derivative Instruments and Hedging Activities” or from being within the scope of EITF 00-19, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock”. The adoption of EITF 08-8 resulted in the reclassification of the fair value of the derivative contract to noncontrolling interest on January 1, 2009 and any subsequent changes to the fair value of the derivative contract will no longer be recorded through earnings.

21

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
On January 1, 2009, the Company adopted the provisions of the FASB issued FASB Staff Position (FSP) No. APB 14-1, “Accounting for Convertible Debt Instruments That May be Settled in Cash upon Conversion (Including Partial Cash Settlement)” (FSP APB 14-1). FSP APB 14-1 applies to convertible debt instruments that, by their stated terms, may be settled in cash (or other assets) upon conversion, including partial cash settlement, unless the embedded conversion option is required to be separately accounted for as a derivative under FAS 133. Convertible debt instruments within the scope of FSP APB 14-1 are not addressed by the existing APB 14-1. FSP APB 14-1 requires that the liability and equity components of convertible debt instruments within the scope of FSP APB 14-1 be separately accounted for in a manner that reflects the entity’s nonconvertible borrowing rate. This requires an allocation of the convertible debt proceeds between the liability component and the embedded conversion option (i.e., the equity component). The difference between the principal amount of the debt and the amount of the proceeds allocated to the liability component will be reported as a debt discount and subsequently amortized to earnings over the instrument’s expected life using the effective interest method. The adoption of FSP APB 14-1 had no impact on the Company’s consolidated financial position or results of operations.
In April 2009, the Company adopted the provisions of the FASB issued FSP No. FAS 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly” (FSP FAS 157-4). FSP No. FAS 157-4 provides additional guidance on determining fair value when the volume and level of activity for an asset or liability have significantly decreased and includes guidance on identifying circumstances that indicate when a transaction is not orderly. FSP FAS 157-4 is effective for interim and annual reporting periods ending on or after June 15, 2009, and shall be applied prospectively. The adoption of FSP FAS 157-4 had no impact on the Company’s consolidated financial position or results of operations.
In April 2009, the Company adopted the provisions of the FASB issued FSP No. FAS 107-1 and APB 28-1, “Interim Disclosures about Fair Value of Financial Instruments” (FSP FAS 107-1 and APB 28-1), which requires disclosure about the fair value of financial instruments for interim reporting periods of publicly traded companies as well as in annual financial statements. FSP FAS 107-1 and APB 28-1 is effective for interim and annual reporting periods ending on or after June 15, 2009. The adoption of the provisions of FSP FAS 107-1 and APB 28-1 had no impact on the Company’s consolidated financial position or results of operations.
In May 2009, the Company adopted the provisions of the FASB issued Statement of Financial Accounting Standards No. 165, “Subsequent Events” (SFAS 165). SFAS 165 establishes accounting and reporting standards for events that occur after the balance sheet date but before financial statements are issued or are available to be issued. The statement sets forth (i) the period after the balance sheet date during which management of a reporting entity should evaluate events of transactions that may occur for potential recognition or disclosure in the financial statements, (ii) the circumstances under which an entity should recognize events or transaction occurring after the balance sheet in its financial statements, and (iii) the disclosures that an entity should make about events or transaction occurring after the balance sheet date in its financial statements. The adoption of SFAS 165 had no impact on the Company’s consolidated financial position, results of operations or cash flows.
CRITICAL ACCOUNTING ESTIMATES
The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires the Company to establish accounting policies and to make estimates that affect both the amount and timing of the recording of assets, liabilities, revenues and expenses. Some of these estimates require judgments about matters that are inherently uncertain.

22

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
The Company’s significant accounting policies and the estimates derived therefrom identified as being critical are substantially unchanged from those disclosed in its MD&A for the year ended December 31, 2008.
RECENT ACCOUNTING PRONOUNCEMENTS
In June 2009, the FASB issued Statement of Financial Accounting Standards No. 168, “The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles — a replacement of FASB Statement No. 162” (SFAS 168). The FASB Accounting Standards Codification (the Codification) will become the source of authoritative U.S. GAAP to be applied by nongovernmental entities. Rules and interpretive releases of the Securities and Exchange Commission (SEC) under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. The Codification will supersede all non-SEC accounting and reporting standards. All other nongrandfathered non-SEC accounting literature not included in the Codification will become nonauthoritative. The Codification is effective for the Company’s interim and annual reporting periods ending after September 15, 2009. The Company does not expect the adoption of SFAS 168 to have an impact on the Company’s consolidated financial position, results of operations or cash flows.
Excluding the above, there were no recently issued United States accounting pronouncements other than those the Company previously disclosed in it MD&A for the year ended December 31, 2008.
INTERNATIONAL FINANCIAL REPORTING STANDARDS
Ivanhoe Mines has been monitoring the deliberations and progress being made by accounting standard setting bodies and securities regulators both in Canada and the United States with respect to their plans regarding convergence to International Financial Reporting Standards (IFRS). Ivanhoe Mines is a ‘domestic’ issuer under Canadian securities law and a ‘foreign private issuer’ under US Securities and Exchange Commission (SEC) regulations. Ivanhoe Mines files its financial statements with both Canadian and US securities regulators in accordance with US GAAP, as permitted under current regulations. In 2008, the Accounting Standards Board in Canada and the Canadian Securities Administrators (CSA) confirmed that domestic issuers will be required to transition to IFRS for fiscal years beginning on or after January 1, 2011. The CSA Staff issued Staff Notice 52-321 “Early adoption of International Financial Reporting Standards, Use of US GAAP and References to IFRS-IASB” on June 27, 2008 which confirmed that domestic issuers that are also SEC registrants are able to continue to use US GAAP. Consequently, Ivanhoe Mines is not required to convert to IFRS effective January 1, 2011.
RISKS AND UNCERTAINTIES
Material risks and uncertainties affecting Ivanhoe Mines, their potential impact, and the Company’s principal risk-management strategies are substantially unchanged from those disclosed in its MD&A for the year ended December 31, 2008.

23

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
RELATED-PARTY TRANSACTIONS
The following tables summarize related party expenses incurred by Ivanhoe Mines, primarily on a cost recovery basis, with an officer of a subsidiary of Ivanhoe Mines, a company affiliated with Ivanhoe Mines, or with companies related by way of directors or shareholders in common. For further details regarding the nature and relationship of these related party expenditures please refer to the MD&A for the year ended December 31, 2008.

	Three Months Ended		Six Months Ended
	June 30,		June 30,
(Stated in $000’s of U.S. dollars)	2009	2008	2009	2008
Global Mining Management (a)	$1,668	$2,157	$3,393	$3,661
Ivanhoe Capital Aviation LLC (b)	1,485	960	2,970	1,920
Fognani & Faught, PLLC (c)	1	91	209	260
Rio Tinto plc (d)	2,511	850	4,267	1,733
Ivanhoe Capital Services Ltd. (e)	118	173	276	221

	$5,783	$4,231	$11,115	$7,795

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2009	2008	2009	2008
Exploration	$2,511	$850	$4,267	$1,733
Legal	1	91	209	260
Office and adminstrative	526	650	1,000	1,221
Salaries and benefits	1,260	1,680	2,669	2,661
Travel (including aircraft rental)	1,485	960	2,970	1,920

	$5,783	$4,231	$11,115	$7,795

The above noted transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.
Accounts receivable and accounts payable at June 30, 2009, included $0.3 million and $6.0 million, respectively (December 31, 2008 — $0.1 million and $3.2 million, respectively), which were due from/to a company under common control, a company affiliated with Ivanhoe Mines, or companies related by way of directors in common.
(a)
Global Mining Management Corporation (Global) is a private company based in Vancouver owned equally by seven companies, one of which is Ivanhoe Mines. Global has a director in common with the Company. Global provides administration, accounting, and other office services to the Company on a cost-recovery basis.

24

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
(b)	Ivanhoe Capital Aviation LLC (Aviation) is a private company 100% owned by the Company’s Chairman. Aviation operates aircraft which are rented by the Company on a cost-recovery basis.

(c)	An officer of a subsidiary of Ivanhoe Mines is associated with Fognani & Faught, PLLC, a legal firm which provides legal services to Ivanhoe Mines.

(d)	Rio Tinto owns 9.9% of Ivanhoe Mines. Rio Tinto provides engineering related services for the Oyu Tolgoi Project on a cost-recovery basis.

(e)	Ivanhoe Capital Services Ltd. (ICS) is a private company 100% owned by the Company’s Chairman. ICS provides management services out of Singapore on a cost-recovery basis.
During the six months ended June 30, 2009, Ivanhoe Mines purchased 1.2 million common shares of Ivanplats for consideration of $1.6 million. Ivanplats is a private company and is related to Ivanhoe Mines by certain directors in common. Ivanhoe Mines currently owns approximately 8.3% of Ivanplats on a fully diluted basis.
CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING
During the three months ended June 30, 2009, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.
QUALIFIED PERSONS
Disclosures of a scientific or technical nature in this MD&A in respect of each of Ivanhoe Mines’ material mineral resource properties were prepared by, or under the supervision of, the “qualified persons” (as that term is defined in NI 43-101) listed below:

Project	Qualified Person	Relationship to Ivanhoe Mines
Oyu Tolgoi Project	Stephen Torr, P.Geo, Ivanhoe Mines	Employee of the Company

Ovoot Tolgoi Project	Stephen Torr, P.Geo, Ivanhoe Mines	Employee of the Company
CAUTIONARY STATEMENTS
LANGUAGE REGARDING RESERVES AND RESOURCES
Readers are advised that National Instrument 43-101 Standards of Disclosure for Mineral Projects (NI 43-101) of the Canadian Securities Administrators requires that each category of mineral reserves and mineral resources be reported separately. For detailed information related to Company resources and reserves, readers should refer to the Annual Information Form of the Company for the year ended December 31, 2008, and other continuous disclosure documents filed by the Company since January 1, 2009, at www.sedar.com.

25

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
NOTE TO UNITED STATES INVESTORS CONCERNING ESTIMATES OF MEASURED, INDICATED AND INFERRED RESOURCES
This document, including the documents incorporated by reference herein, has been prepared in accordance with the requirements of securities laws in effect in Canada, which differ from the requirements of United States securities laws. Without limiting the foregoing, this document, including the documents incorporated by reference herein, uses the terms “measured”, “indicated” and “inferred” resources. United States investors are advised that, while such terms are recognized and required by Canadian securities laws, the SEC does not recognize them. Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. United States investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves. Further, “inferred resources” have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the “inferred resources” will ever be upgraded to a higher category. Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist, or that they can be mined legally or economically. Disclosure of “contained ounces” is a permitted disclosure under Canadian regulations; however, the SEC only permits issuers to report “resources” as in place tonnage and grade without reference to unit measures. Accordingly, information concerning descriptions of mineralization and resources contained in this document, or in the documents incorporated by reference, may not be comparable to information made public by United States companies subject to the reporting and disclosure requirements of the SEC. National Instrument 43-101 Standards of Disclosure for Mineral Projects (NI 43-101) is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all reserve and resource estimates contained in or incorporated by reference in this document have been prepared in accordance with NI 43-101. These standards differ significantly from the requirements of the SEC, and reserve and resource information contained herein and incorporated by reference herein may not be comparable to similar information disclosed by U.S. companies. NI 43-101 permits a historical estimate made prior to the adoption of NI 43-101 that does not comply with NI 43-101 to be disclosed using the historical terminology if the disclosure: (a) identifies the source and date of the historical estimate; (b) comments on the relevance and reliability of the historical estimate; (c) states whether the historical estimate uses categories other than those prescribed by NI 43-101; and (d) includes any more recent estimates or data available.

26

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
FORWARD-LOOKING STATEMENTS
Certain statements made herein, including statements relating to matters that are not historical facts and statements of our beliefs, intentions and expectations about developments, results and events which will or may occur in the future, constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information and statements are typically identified by words such as “anticipate,” “could,” “should,” “expect,” “seek,” “may,” “intend,” “likely,” “plan,” “estimate,” “will”, “believe” and similar expressions suggesting future outcomes or statements regarding an outlook. These include, but are not limited to, statements respecting anticipated business activities; planned expenditures; corporate strategies; proposed acquisitions and dispositions of assets; discussions with third parties respecting material agreements; the expected timing and outcome of Ivanhoe Mines’ discussions with representatives of the Government of Mongolia for an Investment Agreement in respect of the Oyu Tolgoi Project; the timing of commencement of full construction of the Oyu Tolgoi Project; the estimated timing and cost of bringing the Oyu Tolgoi Project into commercial production; anticipated future production and cash flows; target milling rates; the impact of amendments to the laws of Mongolia and other countries in which Ivanhoe Mines carries on business; the planned updating of the Oyu Tolgoi Integrated Development Plan; the anticipated future production for the Ovoot Tolgoi Coal Mine; the potential improvement of the export conditions at the Ceke border between Mongolia and China and the completion of a Technical Report on the Ovoot Tolgoi Coal Mine; the planned commissioning of a second fleet of coal-mining equipment to expand Ovoot Tolgoi’s production capacity; the planned submission of a Technical and Economic Study and detailed EIA for Tsagaan Tolgoi Project; the planned shipment of 30,000 tonnes of coal from the Mamahak Project in East Kalimantan, Indonesia for testing; the completion of a NI 43-101-complaint resource estimate and Scoping Study for the Merlin Project; the planned drilling program and feasibility study at the Bakrychik Gold Project; the potential of plans to make non-core projects self-funding, and other statements that are not historical facts.
All such forward-looking information and statements are based on certain assumptions and analyses made by Ivanhoe Mines’ management in light of their experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. These statements, however, are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information or statements. Important factors that could cause actual results to differ from these forward-looking statements include those described under the heading “Risks and Uncertainties” elsewhere in this MD&A. The reader is cautioned not to place undue reliance on forward-looking information or statements.
This MD&A also contains references to estimates of mineral reserves and mineral resources. The estimation of reserves and resources is inherently uncertain and involves subjective judgments about many relevant factors. The accuracy of any such estimates is a function of the quantity and quality of available data, and of the assumptions made and judgments used in engineering and geological interpretation, which may prove to be unreliable. There can be no assurance that these estimates will be accurate or that such mineral reserves and mineral resources can be mined or processed profitably. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Except as required by law, the Company does not assume the obligation to revise or update these forward-looking statements after the date of this document or to revise them to reflect the occurrence of future unanticipated events.

27

Form 52-109F1
Certification of interim filings — full certificate
I, John Macken, President and Chief Executive Officer of Ivanhoe Mines Ltd., certify the following:
1.	Review: I have reviewed the interim financial statements and interim MD&A (together, the “interim filings”) of Ivanhoe Mines Ltd. (the “issuer”) for the interim period ended June 30, 2009.
2.
No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.
Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4.
Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.

5.	Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings.
(a)	designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that
(i)	material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and
(ii)
information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(b)
designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

5.1
Control framework: The control framework the issuer’s other certifying officer(s) and I used to design the issuer’s ICFR is the Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

5.2	ICFR — material weakness relating to design: N/A

5.3	Limitation on scope of design: N/A
6.
Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on April 1, 2009 and ended on June 30, 2009 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.

Date: August 14, 2009

“John Macken” John Macken
President and Chief Executive Officer Ivanhoe Mines Ltd.

FORM 52-109F1
Certification of interim filings — full certificate
I, Tony Giardini, Chief Financial Officer of Ivanhoe Mines Ltd., certify that:
1.	Review: I have reviewed the interim financial statements and interim MD&A (together, the “interim filings”) of Ivanhoe Mines Ltd. (the “issuer”) for the interim period ended June 30, 2009.
2.
No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.
Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4.
Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.

5.	Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings.
(a)	designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that
(i)	material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and
(ii)
information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(b)
designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

5.1
Control framework: The control framework the issuer’s other certifying officer(s) and I used to design the issuer’s ICFR is the Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

5.2	ICFR — material weakness relating to design: N/A

5.3	Limitation on scope of design: N/A
6.
Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on April 1, 2009 and ended on June 30, 2009 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.

Date: August 14, 2009

“Tony Giardini” Tony Giardini
Chief Financial Officer Ivanhoe Mines Ltd.

August 14, 2009
IVANHOE MINES ANNOUNCES FINANCIAL RESULTS
AND REVIEW OF OPERATIONS FOR THE SECOND QUARTER OF 2009
Extraordinary session of Mongolian Parliament to consider legislative changes to support revised Oyu Tolgoi Investment Agreement
endorsed by Mongolia’s National Security Council
SINGAPORE — Ivanhoe Mines Ltd. today announced its results for the quarter ended June 30, 2009. All figures are in US dollars, unless otherwise stated.
HIGHLIGHTS
•
During Q2’09, a comprehensive and balanced draft Investment Agreement for the development of the Oyu Tolgoi mining complex in southern Mongolia continued its progress through the review and approval process established by Mongolia’s national Parliament, the State Great Khural. During the week of August 9, 2009, Ivanhoe Mines and its strategic partner, Rio Tinto, completed negotiations with the Government of Mongolia for an Investment Agreement. The revised draft agreement complies with existing Mongolian laws and legislation, as required by a resolution of Parliament. On August 11, Mongolia’s National Security Council agreed to endorse the revised Investment Agreement. The Government has announced that it will present proposed legislative changes in support of the agreement to a special session of Parliament that is expected to begin discussing Oyu Tolgoi on August 19.

•
Oyu Tolgoi exploration continued during the quarter on the area between the Southwest Oyu and Heruga deposits and work began on an Induced Polarization survey utilizing the advanced, deep-probing Zeus™ technology.

•
Ivanhoe’s 80%-owned subsidiary, SouthGobi Energy Resources (SGQ — TSX.V), reported coal sales in Q2’09 of approximately 384,000 tonnes from its Ovoot Tolgoi mine in southern Mongolia, a significant increase from the Q1’09 coal sales of 127,000 tonnes. SouthGobi recognized revenue of $10.7 million in Q2’09 at an average realized selling price of approximately $30 per tonne.

•
During the quarter, Ivanhoe Mines’ 83%-owned subsidiary, Ivanhoe Australia (IVA — ASX), commenced preliminary development project studies for the high-grade molybdenum and rhenium deposit at its Merlin Project in Australia to evaluate suitable mining and processing alternatives. A resource estimate compliant with National Instrument 43-101 is expected to be completed in the second half of 2009.

•
In Q2’09, Ivanhoe Mines expensed $38.1 million in exploration and development activities, compared to $67.3 million in Q2’08. In Q2’09, Ivanhoe Mines’ exploration activities were largely focused in Mongolia and Australia.

MONGOLIA: OYU TOLGOI COPPER-GOLD PROJECT
Extraordinary session of Mongolian Parliament to consider legislative changes to support revised Oyu Tolgoi Investment Agreement endorsed by Mongolia’s National Security Council
There were significant achievements during the second quarter and early third quarter of 2009 in the five-year-long quest by Ivanhoe Mines to conclude an acceptable Investment Agreement with the Government of Mongolia for the development of the Oyu Tolgoi Project. Such an agreement, under Mongolian law, provides for the long-term stabilization of taxation and other fiscal policies and a stable operating environment necessary for the commitment of large-scale capital funding for new mine developments.
In January 2009, Ivanhoe Mines and Rio Tinto re-started negotiations with a newly formed Government Working Group for an Investment Agreement that would recognize the realities of the then current international investment and commodities environment and the economic benefits inherent in the development of the Oyu Tolgoi Project.
In February 2009, the negotiators reached agreement on an Investment Agreement and a companion Shareholders’ Agreement. The agreements were reviewed and approved in principle by the Cabinet and the National Security Council and presented to Parliament in March 2009 as part of what was expected to be the final approval process. During the review process, Parliament mandated that final approval of an Oyu Tolgoi Investment Agreement would be the responsibility of the Government.
Negotiations produced revised Investment Agreement this week
After the end of the second quarter, on July 16, 2009, Parliament issued a resolution that authorized the Government of Mongolia, through the Prime Minister, to conclude an Investment Agreement for Oyu Tolgoi with Ivanhoe Mines and Rio Tinto. The parliamentary resolution contained certain conditions, one of which required the Government to conclude an Investment Agreement for the Oyu Tolgoi project in compliance with existing Mongolian laws and legislation.
In a letter dated July 20, Prime Minister Sanjaa Bayar invited Ivanhoe Mines and Rio Tinto to resume negotiations on the Investment Agreement in accordance with Parliament’s July 16 resolution. The Prime Minister pledged to work with the companies to reach an agreement that is “mutually beneficial, fair and sustainable.” Representatives of Ivanhoe Mines and Rio Tinto duly conducted intensive negotiations with a governmental Working Group throughout the last week of July and the first 10 days of August.
The negotiators for Ivanhoe Mines, Rio Tinto and the Government of Mongolia subsequently reached general agreement on a revised Investment Agreement during the week of August 9 that is consistent with the parliamentary resolution’s directive on legislative compliance. It is the third such draft agreement to be produced in the past two years.
Parliament expected to begin considering Oyu Tolgoi August 19
The August draft agreement was accepted by the Government’s Cabinet. On August 11, Mongolia’s National Security Council – consisting of the Prime Minister, the President and Speaker of the State Great Khural (the national Parliament) – agreed to support the agreement. The National Security Council also agreed to support changes to some existing laws to give effect to the Oyu Tolgoi Investment Agreement. The Government announced that one of the proposed changes would involve cancellation of the three-year-old, 68% windfall profits tax on copper and gold effective January 1, 2011. In accordance with provisions of the 2006 Minerals Law, the August agreement also provided the Government of Mongolia with a 34% equity interest in Ivanhoe Mines Mongolia Inc. LLC, which holds the Oyu Tolgoi mining licences.

2

On August 13, the Government formally submitted draft bills to amend certain laws, along with the approved draft of the Oyu Tolgoi Investment Agreement, to the Speaker of Parliament and asked the Speaker to convene a special session of Parliament, which currently is on summer recess. The parliamentary session is expected to open on August 17 and is expected to begin discussing Oyu Tolgoi on August 19. The Government will ask Parliament to enact a series of proposed legislative changes to support the Investment Agreement. Material developments will be reported during the balance of Q3’09.
Engineering and development advancing in readiness for mine construction
During Q2’09, the engineering and development team remained focused on maintaining the Oyu Tolgoi Project in a position to commence construction once an Investment Agreement is finalized.
The main activity at site was the preparation for the first ventilation raise (a vertical connection from underground to surface), to supply fresh air from surface to the underground workings. A level was established mid-shaft, 512 metres from the surface, which will facilitate the proposal to develop the ventilation shaft, with a raise drill, in two sections and will also allow for localized ground support in an area immediately below the 512-metre level. This development was completed and tunnelling has since recommenced on the 1,300-metre level.
Ivanhoe Mines has continued to advance mine planning and engineering. The Oyu Tolgoi Project’s Integrated Development Plan will be updated following the completion of an acceptable Investment Agreement.
Oyu Tolgoi exploration continues on the area between Southwest Oyu and Heruga; IP survey using Zeus™ technology begins
During Q2’09, Ivanhoe Mines completed 2,950 metres of drilling on the Oyu Tolgoi Project, entirely in the area between Southwest Oyu and Heruga, within Ivanhoe Mines’ 100%-owned Oyu Tolgoi Mining Licence. Two holes were drilled with the one drill rig available. Drill hole OTD1493A was lost at a depth of 1,299 metres in the conglomerate that caps the mineralization. This hole is 500 metres north of the previously reported thick intersection in OTD1487A. Another hole, 500 metres to the north-northeast, is currently at 1,780 metres in siltstones that overlie the conglomerate.

In the second quarter, Ivanhoe Mines and GoviEx Gold entered into an agreement to inaugurate the proprietary Zeus™ technology at Oyu Tolgoi in an expanded induced polarization (IP) survey to test the full extent, on strike and at depth, of the Oyu Tolgoi copper and gold mineralized trend. The Zeus IP transmitter has been designed to increase the effectiveness and productivity of exploration surveys through improved resolution of targets and host geology, enabling real-time investigation of mineralized targets to extended depths. The Zeus IP survey is being conducted in the same area as the drilling. The multiple A-B electrode spacings, up to 20 kilometres wide, will allow a greater understanding of the deep mineralization in this area.

GoviEx Gold is an Asia-based mineral exploration company that utilizes proprietary geophysical technology and expertise to conduct exploration activities at the regional, district and mine scale.

3

MONGOLIA: COAL PROJECTS
SOUTHGOBI ENERGY RESOURCES (80% owned)
SouthGobi’s Ovoot Tolgoi coal mine achieves record coal sales
SouthGobi is producing and selling coal at its Ovoot Tolgoi Project in southern Mongolia’s Gobi region, 45 kilometres north of Mongolia’s border with China.
During Q2’09, SouthGobi remained in the production shut down that was initiated in February 2009 as a result of difficulties in expediting coal shipments across the Mongolia-China border due to sporadic openings at the Ceke crossing. Coal sales during Q2’09 were made from inventory to reduce costs and stockpiles.
In June 2009, the border increased its operating hours to 11 hours a day, six days a week, which enabled SouthGobi to increase its coal sales and draw down its coal stockpiles. Coal shipments in June 2009 increased to approximately 232,000 tonnes, a new record for SouthGobi. With increasing sales and reductions in its coal inventory, SouthGobi recommenced full mining operations on July 1, 2009.
Discussions with the Mongolian Government to keep the Ceke border crossing open 24 hours a day year round are continuing.
Coal sales in Q2’09 were approximately 384,000 tonnes, a significant increase from the Q1’09 coal sales of approximately 127,000 tonnes. SouthGobi recognized revenue of $10.7 million in Q2’09 at an average realized selling price of approximately $30 per tonne. Cost of sales was $9.1 million in Q2’09, which comprised the cost of the product sold, mine administration costs, equipment depreciation, and depletion of stripping costs. Total cash costs per tonne of coal sold in Q2’09 were $18.13, compared to $18.51 for Q1’09. The decrease was due primarily to increased sales in the quarter.
A second fleet of coal-mining equipment to expand Ovoot Tolgoi’s production capacity, consisting of a Liebherr 966 hydraulic excavator (34-cubic-metre capacity) and four Terex MNT4400 trucks (260-ton capacity), is scheduled to be commissioned in October 2009.
Norwest Corporation, a major international engineering firm, is preparing a new Technical Report for the Ovoot Tolgoi Project, incorporating data from drilling up to the end of 2008. The report is expected to be completed later in 2009.
SouthGobi Receives Mining Licence for the Tsagaan Tolgoi Coal Deposit
On August 12, 2009, SouthGobi announced that Mongolian authorities had issued a mining licence for the Tsagaan Tolgoi coal property that is held by SouthGobi’s Mongolian subsidiary, Southgobi sands LLC. The Tsagaan Tolgoi property is in the South Gobi Region, approximately 415 kilometres east of SouthGobi’s Ovoot Tolgoi coal mine.
An independent NI 43-101 resource estimate for Tsagaan Tolgoi was prepared in February 2008 by Norwest Corporation. Norwest estimated 23.4 million tonnes of measured resources, 13.0 million tonnes of indicated resources and 9.0 million tonnes of inferred resources. The coal is of volatile bituminous B to C in rank based on ASTM D 388 standards and is suitable for use as a thermal coal. The resources appear to be amenable to surface extraction down to a planned depth of 150 metres. Details of the assumptions and parameters used to calculate these coal resources and coal quality estimates are set out in the Technical Report entitled “Coal Geology and Resources – Tsagaan Tolgoi Property” dated March 25, 2008 and available at www.sedar.com.

4

The deposit has the potential to supply any future coal-fired power plant that may be developed to produce electricity for Ivanhoe Mines’ planned Oyu Tolgoi copper-gold mining complex, which is approximately 115 kilometres northeast of Tsagaan Tolgoi.
SouthGobi is required to submit a Technical and Economic Study to the government agency in charge of mining within 60 days of the receipt of the mining licence. The study is almost complete and SouthGobi intends to meet the submission deadline. The General Environmental Impact Assessment (EIA) for the Tsagaan Tolgoi Project was approved by Mongolia’s Ministry of Nature and Environment in June 2009. A more detailed EIA is underway and will be submitted following approval of the Technical and Economic Study.
A decision to mine coal at Tsagaan Tolgoi will depend on the receipt of additional required permits and would follow the results of more detailed studies.
INDONESIA: COAL PROJECTS
SOUTHGOBI ENERGY RESOURCES (80% owned)
SouthGobi stockpiling test shipments at Mamahak Coal Project, Indonesia
SouthGobi holds an 85% interest in the Mamahak Project in East Kalimantan, Indonesia, with provisions to increase its interest to 100%.
SouthGobi has filed the required permit applications for mining, coal transportation and a barge load-out facility for the area. SouthGobi has engaged two smaller mining contractors who have significant experience in operations similar to Mamahak. In April 2009, initial pre-development work was started with the removal of waste rock, extraction and roadwork.
The 34-kilometre coal haul from the SW deposit to the barge port on the Mahakam River has been completed and commissioned. The installation of a river barge loading terminal which is located at Long Habung on the Mahakam River is also completed, as well as, installation and commissioning of truck weigh scales, coal crushing equipment and a mine site coal analysis laboratory.
In May 2009, SouthGobi signed a coal marketing agreement with Glencore International AG (Glencore). Under the terms of the agreement, Glencore will provide SouthGobi with coking coal marketing expertise and river barging/vessel loading logistical services. With the completion of the coal marketing agreement, SouthGobi is planning to ship an initial 30,000-tonne test cargo from the Mamahak coal project to potential Asian customers during Q3’09.
IVANHOE AUSTRALIA (83% owned)
Ivanhoe Australia incurred exploration expenses of $8.8 million in Q2’09, compared to $10.8 million in Q2’08. The decrease of $2.0 million was largely due to Ivanhoe Australia’s concentrated focus on the Merlin project and a decrease in its greenfields exploration.
Ivanhoe Australia’s key projects, all situated on granted Mining Leases, are Merlin, Mount Elliott, Mount Dore and Starra Line. During Q2’09, exploration was focused on the Merlin molybdenum and rhenium discovery, with step-out drilling on the deposit’s northern extension, infill drilling and work on a scoping study.

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Scoping Study underway of mining and processing options for Merlin Molybdenum and Rhenium Discovery
The Merlin Deposit is a clearly defined, high-grade body of molybdenum and rhenium sulphide mineralization.
The Merlin discovery has now been tested by 115 drill holes; assay results are available for 102 of these holes, including some historical holes that have been re-assayed for molybdenum and rhenium.
Merlin is the lower most mineralized zone in the Mount Dore deposit and starts near the surface and dips east at between 45 and 55 degrees. To date, it has been intersected to approximately 500 metres down dip. Merlin has an average true thickness of approximately 25 metres and remains open along strike to the north. The current strike length of the zone, for which results are available, is over 900 metres. Mineralization has been found over a strike length of 1,300 metres in step-out holes; however, the mineralization thins to the north where it is also noted that the copper and gold content increases.
Drilling during Q2’09 tested the northern extension of Merlin along 200-metre step-out traverses. This step-out drilling has now been placed on hold to allow the drill testing of strong surface mineralization located at the newly identified Cave Hill prospect, three kilometres to the north of Merlin. Infill drilling at Merlin continues and has confirmed that the southern section of Merlin contains medium molybdenum grades hosted within a relatively flat zone.
Infill drilling into the main lower zone at Merlin has added confidence to the continuity. However, holes around the high-grade intersections have returned lower, but still significant grades. Infill drilling at Merlin will continue, with the aim to test the project on fifty-metre by fifty-metre centres. A NI 43-101-compliant resource estimate is in progress and is expected to be completed in the second half of 2009.
Preliminary development project studies for Merlin are underway to evaluate suitable mining and processing alternatives for the Merlin Project.
Work on Emmerson Resources Joint Venture
In April 2009, Ivanhoe Australia purchased an initial 10% equity stake in Emmerson Resources for approximately A$2.9 million, with the opportunity to increase this to 19.9% with an additional investment of A$5.6 million. Ivanhoe Australia also entered into a joint-venture agreement covering all of Emmerson’s tenements in the Tennant Creek Mineral Field (TCMF), in Australia’s Northern Territory. Ivanhoe Australia is required to spend A$18 million over three years to earn a 51% equity interest, which could increase to 70% in particular projects if certain Mineral Resource thresholds are met.
Emmerson is an Australian mineral exploration company listed on the Australian Stock Exchange. Emmerson’s tenements in the TCMF cover approximately 2,700 square kilometres in the centre of the Northern Territory.
Exploration undertaken since April 2009 includes drilling on the Analytic One Target and a geophysical survey on the Trinity Project Area and the Northern Project Area.
KAZAKHSTAN
Work on feasibility study to begin this year
Altynalmas Gold’s principal assets are the Bakyrchik Gold Project and the Bolshevik Project which are located on the highly prospective Kyzyl Shear in Kazakhstan.

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Subject to its Board’s approval, Altynalmas Gold plans to undertake an initial 33,000-metre deep-level drilling program at the Bakyrchik Gold Project with a view to upgrading the present mineral resource to provide the basis for future project financing. The drilling program is expected to run from September 2009 to April 2011 with five drill rigs. In addition, Altynalmas Gold plans to commence a 6,000-metre, near-surface drilling program in November 2009 to drill open-pit targets. On the completion of the drilling program, Altynalmas Gold plans to complete a feasibility study.
FINANCIAL RESULTS
In Q2’09, Ivanhoe Mines recorded a net loss of $24.9 million (or $0.07 per share), compared to a net income of $127.5 million (or $0.34 per share) in Q2’08, representing a decrease of $152.4 million. The net income in Q2’08 was a result of the $201.4 gain on sale of the investment in Jinshan Gold Mines Inc. Results for Q2’09 were mainly affected by $38.1 million in exploration expenses; $10.5 million in general and administrative expenses and $4.3 million in interest expense. These amounts were offset by $5.0 million in income from discontinued operations and $21.7 million in mainly unrealized foreign exchange gains.
Exploration expense of $38.1 million in Q2’09 decreased $29.2 million from $67.3 million in Q2’08. The exploration expenses included $25.2 million spent in Mongolia ($53.4 million in Q2’08), primarily for Oyu Tolgoi and Ovoot Tolgoi, and $8.8 million incurred by Ivanhoe Australia ($10.8 million in Q2’08). Exploration costs are charged to operations in the period incurred and often represent the bulk of Ivanhoe Mines’ operating loss for that period. Ivanhoe Mines expects to commence capitalizing Oyu Tolgoi development costs once an Investment Agreement is finalized with the Government of Mongolia.
Ivanhoe Mines’ cash position, on a consolidated basis at June 30, 2009, was $368.0 million.

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SELECTED QUARTERLY DATA
This selected financial information is in accordance with U.S. GAAP, as presented in the annual consolidated financial statements.
($ in millions of U.S. dollars, except per share information)

	Quarter Ended
	Jun-30	Mar-31	Dec-31	Sep-30
	2009	2009	2008	2008
Revenue	$10.7	$3.5	$3.1	$0.0
Exploration expenses	(38.1)	(37.4)	(76.0)	(59.7)
General and administrative	(10.5)	(7.8)	(8.1)	(5.1)
Foreign exchange gains (losses)	21.7	(9.3)	(40.6)	(20.0)
Writedown of other long-term investments	—	—	(18.0)	—
Gain on sale of long-term investments	—	—	—	—
Net (loss) income from continuing operations	(29.9)	(66.7)	(168.1)	(98.7)
Income from discontinued operations	5.0	10.7	8.1	10.7
Net (loss) income	(24.9)	(56.0)	(160.0)	(88.0)

Net (loss) income per share — basic
Continuing operations	$(0.08)	$(0.18)	$(0.45)	$(0.26)
Discontinued operations	$0.01	$0.03	$0.02	$0.03
Total	$(0.07)	$(0.15)	$(0.43)	$(0.23)

Net (loss) income per share — diluted
Continuing operations	$(0.08)	$(0.18)	$(0.45)	$(0.26)
Discontinued operations	$0.01	$0.03	$0.02	$0.03
Total	$(0.07)	$(0.15)	$(0.43)	$(0.23)

	Quarter Ended
	Jun-30	Mar-31	Dec-31	Sep-30
	2008	2008	2007	2007
Revenue	$0.0	$0.0	$0.0	$0.0
Exploration expenses	(67.3)	(57.3)	(96.6)	(74.8)
General and administrative	(7.5)	(6.8)	(9.0)	(7.0)
Foreign exchange (losses) gains	(1.0)	(1.3)	2.3	2.1
Writedown of other long-term investments	—	—	(24.5)	—
Gain on sale of long-term investments	201.4	—	—	—
Net (loss) income from continuing operations	118.3	(69.6)	(265.5)	(90.0)
Income from discontinued operations	9.2	6.0	11.9	6.8
Net (loss) income	127.5	(63.6)	(253.6)	(83.1)

Net (loss) income per share — basic
Continuing operations	$0.32	$(0.19)	$(0.71)	$(0.24)
Discontinued operations	$0.02	$0.02	$0.04	$0.02
Total	$0.34	$(0.17)	$(0.67)	$(0.22)

Net (loss) income per share — diluted
Continuing operations	$0.29	$(0.19)	$(0.71)	$(0.24)
Discontinued operations	$0.02	$0.02	$0.04	$0.02
Total	$0.31	$(0.17)	$(0.67)	$(0.22)

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QUALIFIED PERSONS
Disclosures of a scientific or technical nature in this release and the Company’s MD&A in respect of each of Ivanhoe Mines’ material mineral resource properties were prepared by, or under the supervision of, the qualified persons (as that term is defined in NI 43-101) listed below:

Oyu Tolgoi Project	Stephen Torr, P.Geo, Ivanhoe Mines	Employee of the Company

Ovoot Tolgoi Project	Stephen Torr, P.Geo, SouthGobi Energy	Employee of the Company
Ivanhoe Mines’ results for the three and six months ended June 30, 2009, are contained in the audited Consolidated Financial Statements and Management’s Discussion and Analysis of Financial Condition and Results of Operations, available on the SEDAR website at www.sedar.com and Ivanhoe Mines’ website at www.ivanhoemines.com.
Ivanhoe Mines shares are listed on the Toronto, New York and NASDAQ stock exchanges under the symbol IVN.
Information contacts
Investors: Bill Trenaman +1.604.688.5755 / Media: Bob Williamson +1.604.688.5755
Website: www.ivanhoemines.com
Forward Looking Statements:
Certain statements made herein, including statements relating to matters that are not historical facts and statements of our beliefs, intentions and expectations about developments, results and events which will or may occur in the future, constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995.  Forward-looking information and statements are typically identified by words such as “anticipate,” “could,” “should,” “expect,” “seek,” “may,” “intend,” “likely,” “plan,” “estimate,” “will”, “believe” and similar expressions suggesting future outcomes or statements regarding an outlook. These include, but are not limited to, statements respecting anticipated business activities; planned expenditures; corporate strategies; proposed acquisitions and dispositions of assets; discussions with third parties respecting material agreements; the expected timing and outcome of Ivanhoe Mines’ discussions with representatives of the Government of Mongolia for an Investment Agreement in respect of the Oyu Tolgoi Project; the timing of commencement of full construction of the Oyu Tolgoi Project: the estimated timing and cost of bringing the Oyu Tolgoi Project into commercial production; anticipated future production and cash flows; target milling rates; the impact of amendments to the laws of Mongolia and other countries in which Ivanhoe Mines carries on business; the anticipated future production for the Ovoot Tolgoi Coal Mine; the planned updating of the Oyu Tolgoi Integrated Development Plan; the potential improvement of the export conditions at the Ceke border between Mongolia and China and the completion of a Technical Report for the Ovoot Tolgoi Coal Mine; the planned commissioning of a second fleet of coal-mining equipment to expand Ovoot Tolgoi’s production capacity; the planned submission of a Technical and Economic Study and detailed EIA for Tsagaan Tolgoi Project; the planned shipment of 30,000 tonnes of coal from the Mamahak Project in East Kalimantan, Indonesia for testing; the completion of a NI 43-101 resource estimate and Scoping Study for the Merlin Project; the planned drilling program and feasibility study at the Bakyrchik Gold Project; and the potential of plans to make non-core projects self-funding, and other statements that are not historical facts.

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All such forward-looking information and statements are based on certain assumptions and analyses made by Ivanhoe Mines’ management in light of their experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. These statements, however, are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information or statements. Important factors that could cause actual results to differ from these forward-looking statements include those described under the heading “Risks and Uncertainties” elsewhere in the Company’s MD&A. The reader is cautioned not to place undue reliance on forward-looking information or statements.
The MD&A also contains references to estimates of mineral reserves and mineral resources. The estimation of reserves and resources is inherently uncertain and involves subjective judgments about many relevant factors. The accuracy of any such estimates is a function of the quantity and quality of available data, and of the assumptions made and judgments used in engineering and geological interpretation, which may prove to be unreliable. There can be no assurance that these estimates will be accurate or that such mineral reserves and mineral resources can be mined or processed profitably. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Except as required by law, the Company does not assume the obligation to revise or update these forward-looking statements after the date of this document or to revise them to reflect the occurrence of future unanticipated events.

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SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE MINES LTD.
Date: August 14, 2009	By:	/s/ Beverly A. Bartlett
BEVERLY A. BARTLETT
Vice President & Corporate Secretary